UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                  (Amendment No. ___________)*


                     HUNTWAY PARTNERS, L.P.

                        (Name of Issuer)

                          COMMON UNITS

                 (Title of Class of Securities)

                           447300 20 3

                         (CUSIP Number)

  One Bankers Trust Plaza, 130 Liberty Street, 28th Floor,
     New York, New York 10006: Attention Carl O. Roark

   (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        December 30, 1996

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page __.

                          SCHEDULE 13D

CUSIP NO. 447300 203          PAGE 2 OF __ PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Company
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [X]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES          7    SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING         8    SHARED VOTING POWER
PERSON WITH                       6,928,417
                          9    SOLE DISPOSITIVE POWER
                                     0
                         10   SHARED DISPOSITIVE POWER
                                  6,928,417
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,928,417
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.3
14   TYPE OF REPORTING PERSON
          BK

Item 1.   Security and Issuer.

          The name of the issuer is Huntway Partners, L.P. (the "Issuer"). The Issuer is a limited partnership organized under the laws of the State of Delaware and its principal executive offices are located at 25129 The Old Road, Newhall, California 91381. The equity securities to which this statement relates are the common limited partnership units of the Issuer (the "Common Units").

Item 2.   Identity and Background.

          (a) The person filing this schedule is Bankers Trust Company, a New York banking corporation (the "Reporting Person"). The Reporting Person is a wholly-owned subsidiary of Bankers Trust New York Corporation, a New York corporation ("Parent").

          The names of the executive officers and directors of the Reporting Person and Parent are set forth in Schedule 1 attached hereto and incorporated herein by reference.

          (b) The business address of the Reporting Person and Parent is One Bankers Trust Plaza, 130 Liberty Street, 28th Floor, New York, New York, 10006. The business addresses of the executive officers, directors, and controlling persons of the Reporting Person and Parent are set forth in Schedule 1 attached hereto and incorporated herein by reference.

          (c) The principal business of the Reporting Person is banking. The principal business of Parent is that of a publicly-held bank holding company including the holding of investments in banking and non-banking companies. The present principal occupation or employment of each of the executive officers, directors, and controlling persons of the Reporting Person and Parent are set forth in Schedule 1 attached hereto and incorporated herein by reference.

          (d) Except as may otherwise be set forth in Schedule 1 attached hereto, which is incorporated herein by reference, during the last five years none of the Reporting Person or Parent, or, to the best knowledge of the Reporting Person, any of their respective executive officers, directors, or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Except as may otherwise be set forth in Schedule 1 attached hereto, which is incorporated herein by reference, during the last five years none of the Reporting Person or Parent, or, to the best knowledge of the Reporting Person, any of their respective executive officers, directors, or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation of such laws.

          (f) The Reporting Person and Parent are each corporations organized under the laws of the State of New York. Except as may otherwise be set forth on Schedule 1 attached hereto, which is incorporated herein by reference, to the best knowledge of the Reporting Person, each of the executive officers, directors, and controlling persons of the Reporting Person and Parent is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          As described in Item 4 below, the Reporting Person acquired 6,928,417 Common Units issued in connection with the Issuer's prepackaged plan of reorganization under Title 11 of United States Code dated December 12, 1996 (the "Prepackaged Plan"). The Common Units and other consideration received by the Reporting Person described below were received in exchange for
(i) loans and other extensions of credit previously made by the Reporting Person to the Issuer and (ii) a warrant (the "BT Warrant") to purchase 1,975,552 Common Units for $.875 per Common Unit, expiring on December 31, 2008, previously issued by the Issuer to the Reporting Person. Such loans and other extensions of credit were made by the Reporting Person in the ordinary course of its business as a commercial bank. The BT Warrant was received by the Reporting Person in connection with a general restructuring of the indebtedness of the Issuer on June 23, 1993.

Item 4.   Purpose of the Transaction

          The exchange by the Reporting Person of loans, other extensions of credit and the BT Warrant for new Common Units and other consideration was done pursuant to the Prepackaged Plan of the Issuer. The Issuer commenced its Prepackaged Plan of reorganization in order to reduce the amount of its outstanding debt and thereby improve its viability and its ability to service its debt obligations. The Prepackaged Plan was declared effective on December 30, 1996. Pursuant to the Prepackaged Plan, the Issuer issued Common Units, promissory notes, and other consideration to the Reporting Person as follows:

          a. Promissory notes previously issued to the Reporting Person by the Issuer aggregating $40,867,844 in principal amount plus accrued interest thereon were exchanged for new promissory notes of the Issuer ("Collateralized Notes") in the aggregate principal amount of $11,944,345, accruing interest at a rate of 12% per annum, and 3,220,228 Common Units representing approximately 12.7% of the Common Units outstanding on the Plan Effective Date.

          b.   The BT warrant was exchanged for 3,708,189 Common
     Units.

          c. The reimbursement obligations for letters of credit issued by the Reporting Person for the account of the Issuer and Sunbelt Refining Company, LP, a subsidiary of the Issuer, aggregating approximately $17,500,000 were continued under a new letter of credit facility provided by the Reporting Person. Such facility permits up to $17,500,000 (subject to certain limitations set forth in said facility) aggregate stated amount of letters of credit to be issued.

          d. As further consideration for the exchange by the Reporting Person of promissory notes and the BT Warrant, the Issuer entered into the Unitholders Agreement with the Reporting Person, Massachusetts Mutual Life Insurance
     Company ("Mass Mutual"), Mellon Bank, N.A., as trustee for First Plaza Group Trust ("Mellon Bank"), Oppenheimer & Co., Inc., for itself and as agent for certain affiliates ("Oppenheimer"), Lindner Growth Fund ("Lindner"), Madison Dearborn Partners III ("MDP") and First Chicago Equity Corporation ("FCEC").<1> The Unitholders Agreement provides, among other things, for the issuance from time to time of additional Common Units to the Reporting Person, the other Senior Lenders and the Junior Lenders. The amount of additional Common Units to be issued under the Unitholders Agreement will be sufficient to prevent dilution of the Common Units issued to the Reporting Person, the other
     Senior Lenders and the Junior Lenders that would otherwise be caused by the issuance of Common Units to certain other parties after the Plan Effective Date. The Reporting Person expects to receive additional Common Units pursuant to this Agreement in January 1996. Because the exact number of Common Units to be issued to such other parties cannot be determined at this time, the number of Common Units to be issued to the Reporting Person, the other Senior Lenders and the Junior Lenders under the Unitholders Agreement cannot be determined at this time.

<1>    The Reporting Person, Mass Mutual, Mellon Bank, Oppenheimer,
and Lindner are collectively referred to as the "Senior Lenders."
MDP and FCEC are collectively referred to herein as the "Junior
Lenders".


          The Prepackaged Plan also provided for the exchange by the other Senior Lenders of promissory notes in the aggregate principal amount of $39,537,606 plus accrued interest and warrants to acquire 1,365,205 Common Units for $.875 per Common Unit expiring December 31, 2008, for (i) promissory notes of the Issuer identical to those received by the Reporting Person (other than a note received by the Reporting Person representing the reimbursement obligation for the letter of credit issued for the account of Sunbelt) in the aggregate principal amount of $11,555,656, accruing interest at 12% per annum, and (ii) 5,807,845 Common Units identical to those received by the Reporting Person, representing approximately 22.92% of the Common Units outstanding on the Plan Effective Date. The Senior Lenders are also parties to the Unitholders Agreement.

          The Prepackaged Plan further provided for the exchange by the Junior Lenders of junior subordinated promissory notes in the aggregate principal amount of $7,000,000 plus accrued interest for (i) junior subordinated notes of the Issuer in the aggregate principal amount of $2,070,000 that differ from those received by the Reporting Person and (ii) 1,050,142 Common Units identical to those received by the Reporting Person, representing 4.14% of the Common Units outstanding. The Junior Lenders may be affiliates of the general partners of the Issuer. The Junior Lenders are also parties to the Unitholders Agreement. The notes received by the Junior Lenders are subordinated in right of payment to the notes received by the Senior Lenders.

          The Common Units acquired by the Reporting Person have the voting rights provided to Common Units in the Issuer's Amended and Restated Agreement of Limited Partnership, dated November 9, 1988, as amended. New Common Units that may be issued from time to time under the Unitholders Agreement will have the voting rights described above for Common Units issued on the effective date of the Prepackaged Plan.

          The Reporting Person has no intention of acquiring any additional equity securities of the Issuer, other than the Common Units to be received from time to time pursuant to the Unitholders Agreement. The Reporting Person may request the Issuer to convert from a master limited partnership to corporate form. Except for such request, the Reporting Person has no plans or proposals relating to extraordinary transactions involving the Issuer, the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, any changes in the general partner of the Issuer (or the present operating committee thereof) or management of the Issuer, any material change in the present capitalization or distribution policy of the Issuer, any other material change in the Issuer's business or partnership structure or any changes in the Issuer's agreement of limited partnership. The Reporting Person has no plans or proposals to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to any of the above.

Item 5.   Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 6,928,417 Common Units as of December 30, 1996. Based upon information provided by the Issuer, there were outstanding on December 30, 1996, 25,342,654 Common Units of the Issuer, after the effectiveness of the Plan. Accordingly, the Reporting Person beneficially owns approximately 27.33% of the outstanding Common Units. The Reporting Person believes that additional Common Units will be issued to it, the other Senior Lenders and the Junior Lenders on or shortly after December 31, 1996 pursuant to the Unitholders Agreement. However, the exact number of Common Units to be issued has not been determined.

          By virtue of their receipt of notes and Common Units in the Prepackaged Plan and the Unitholders Agreement and the Support Agreement, the Reporting Person, the other Senior Lenders and the Junior Lenders may comprise a "group" for purposes of the acquisition of the Common Units issued to the Reporting Person, the other Senior Lender and the Junior Lenders pursuant to the Prepackaged Plan. Based upon information set forth in the Disclosure Statement relating to the Prepackaged Plan, the other Senior Lenders and the Junior Lenders beneficially own the following respective number of Common Units:




     Senior Lenders and            Number of Common
     Junior Lenders             Units Beneficially Owned    % of Total

  Massachusetts Mutual Life             3,830,279           15.11%
    Insurance Company

  First Plaza Group Trust                 478,799            1.89%

  Oppenheimer & Company, Inc.             478,799            1.89%

  Lindner Growth Fund                   1,019,968            4.02%

  First Chicago Equity Corporation      3,931,962<2>        15.52%

  Madison Dearborn Partners III           105,015            0.41%

Based upon such information, the aggregate Common Units delivered to the Reporting Person, the other Senior Lenders and the Junior
Lenders represent beneficial ownership of approximately 66.2% of all Common Units outstanding on the Plan Effective Date. The
Reporting Person disclaims beneficial ownership of any Common
Units which may have been acquired by the other Senior Lenders or the Junior Lenders pursuant to the Prepackaged Plan, or may be acquired by the other Senior Lenders or the Junior Lenders pursuant to the Unitholders Agreement.


<2>  Includes 945,127 Common Units to be received pursuant
to the Prepackaged Plan plus 2,986,835 Common Units previously acquired, according to the Disclosure Statement.


          (b) Except for certain restrictions in the Unitholders Agreement, the Support Agreement, and the Registration Rights Agreement, the Reporting Person has sole voting and dispositive power with respect to the Common Units beneficially owned by it and any Common Units issuable to it pursuant to the Unitholders Agreement. The Reporting Person, the Issuer, the other Senior Lenders and the Junior Lenders have entered into a Support Agreement dated as of July 22, 1996. Pursuant to this Agreement, the Reporting Person has agreed, in certain circumstances set forth therein, to vote its Common Units in favor of a proposal that may be made by the Issuer or the other parties to the Support Agreement to convert the Issuer to corporate form. Pursuant to the Unitholders Agreement, the Reporting Person and the other parties thereto have agreed not to dispose of the Common Units for a period of 180 days following the Effective Date of the Prepackaged Plan. The Reporting Person, the Issuer, the other Senior Lenders and the Junior Lenders have entered into a Registration Rights Agreement dated as of December 12, 1996, more fully described in Section 6. Pursuant to this Agreement, the Reporting Person and the other parties thereto have agreed on certain terms and conditions not to dispose of the Common Units for a period of 180 days following an underwritten public offering of equity securities by the Issuer.

          (c) Except for the acquisition of Common Units and entering into the Unitholders Agreement and the Registration Rights Agreement described in Section 6, neither the Reporting Person nor Parent has engaged in any transactions relating to Common Units for the sixty day period preceding the date of the filing of this statement. The Reporting Person has no knowledge of any such transaction involving any other Senior Lender or Junior Lender during such period other than the receipt of the Common Units and entering into the Unitholders Agreement and the Registration Rights Agreement pursuant to the Prepackaged Plan.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units issued to the Reporting Person or the Common Units issuable to the Reporting Person pursuant to the Unitholders Agreement.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Person, the other Senior Lenders and the Junior Lenders are party to the Unitholders Agreement, dated as of December 12, 1996. Pursuant to the Unitholders Agreement, the Issuer agrees to issue to the Reporting Person, the other Senior Lenders and the Junior Lenders such amount of Common Units as is necessary to prevent dilution to the Common Units issued to such parties on the Plan Effective Date that would otherwise be caused by the issuance of Common Units to the Junior Lenders pursuant to a Junior Subordinated Indenture dated as of December 12, 1996, and to the Issuer's management. The Unitholders Agreement also provides that the Reporting Person, the other Senior Lenders and the Junior Lenders will not sell, transfer, assign or convey any Common Unit or interest therein for a period of 180 days following the Plan Effective Date.

          Further, the Issuer, the Reporting Person, the other Senior Lenders, Fleet National Bank, as Indenture Trustee, and United States Trust Company of New York, as Collateral Agent, are party to the Intercreditor and Collateral Agency Agreement, dated as of December 12, 1996, which establishes payment priorities, lien priorities and priorities of distribution of the proceeds of collateral and other matters relating to the exercise of rights and remedies of the Reporting Person and other Senior Lenders pursuant to the Prepackaged Plan.

          In an addition, the Issuer, the Reporting Person, the other Senior Lenders and Junior Lenders are party to a Registration Rights Agreement, dated as of December 12, 1996, which provides for the registration of the Common Units under
Section 5 of the Securities Act of 1933 upon request of the Reporting Person, holders of a majority of the securities received by the Senior Lenders and Junior Lenders under the Prepackaged Plan, or holders of a majority of all securities subject to the Registration Rights Agreement.

Item 7.   Material to be Filed as Exhibits.
          Exhibit 1.     Prepackaged Plan of Reorganization of
                         Huntway Partners, L.P., Under Chapter 11 of the United States Bankruptcy Code, dated December 12, 1996.

          Exhibit 2. Unitholders Agreement, dated December 12, 1996, among Huntway Partners, L.P., Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Co., Inc., for itself and as agent for certain affiliates, Lindner Growth Fund, Madison Dearborn Partners III and First Capital Corporation of Chicago.

          Exhibit 3. Support Agreement, dated July 22, 1996, among Huntway Partners, L.P., Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Co., Inc., for itself and as agent for certain affiliates, Madison Dearborn Partners III and First Capital Corporation of Chicago.

          Exhibit 4. Registration Rights Agreement, dated December 12, 1996, among Huntway Partners, L.P., Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Co., Inc., for itself and as agent for certain affiliates, Lindner Growth Fund, Madison Dearborn Partners III and First Capital Corporation of Chicago.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated:  December 31, 1996
                                   BANKERS TRUST COMPANY


                                   By  /s/ Carl O. Roark
                                       Name: Carl O. Roark
                                       Title: Managing Director

                           SCHEDULE 1


     Bankers Trust Company is a New York banking corporation and wholly-owned subsidiary of Bankers Trust New York Corporation. Bankers Trust New York Corporation is a New York corporation and a registered bank holding company. Bankers Trust Company and Bankers Trust New York Corporation generally are eligible to file a Schedule 13G to report holdings in public companies and have not compiled solely for purposes of this Schedule 13D, information not called for by Schedule 13G, but requested in Items 2(d) and (e) and, with respect to executive officers, directors and controlling persons, in 2(f) and 5 of this Schedule 13D. Accordingly, no response is included in this Schedule 13D with respect to such Items. Additional information with respect to Bankers Trust Company and Bankers Trust New York Corporation is on file with the Securities and Exchange Commission.

     The attached table sets forth the names and principal occupations or employment of the directors and executive officers of Bankers Trust Company and of Bankers Trust New York Corporation. Unless otherwise indicated, the employers of all individuals listed below is Bankers Trust Company and Bankers Trust New York Corporation or one or more of their affiliated corporations and the business address is 130 Liberty Street, New York, New York 10006.

               DIRECTORS AND EXECUTIVE OFFICERS OF
  BANKERS TRUST NEW YORK CORPORATION AND BANKERS TRUST COMPANY
                     AS OF DECEMBER 9, 1996


                         DIRECTORS

NAME                               PRINCIPAL OCCUPATION

George B. Beitzel                  Director, Various Corporations
29 King Street
Chappaqua, NY  10514-3432

Phillip A. Griffiths               Director, Institute for Advanced Study
Institute for Advanced Study
Olden Lane
Princeton, NJ 08540

William R. Howell                  Chairman of the Board,
J.C. Penney Company, Inc.          J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX  75301-0001

Jon M. Huntsman                    Chairman of the Board and Chief
Huntsman Corporation               Executive Officer
500 Huntsman Way
Salt Lake City, UT

Vernon E. Jordan, Jr.              Senior Partner
Huntsman Corporation               Akin, Gump, Strauss, Hauer & Feld, LLP
Akin, Gump, Strauss, Hauer & Feld
1333 New Hampshire Avenue, N.W.
Suite 400
Washington, DC

Hamish Maxwell                     Retired Chairman of the Executive Committee
Philip Morris Companies Inc.       Philip Morris Companies Inc.
100 Park Avenue - 10th Floor
New York, NY  10017

Frank N. Newman                    Chairman of the Board and President and Chief
Bankers Trust Company              Executive Officer, Bankers Trust New York
130 Liberty Street                 Corporation and Bankers Trust Company
New York, NY  10006

N.J. Nicholas Jr.                  Investor
88 Central Park West
New York, NY  10023

Russell E. Palmer                  Chairman and Chief Executive Officer
The Palmer Group                   The Palmer Group
3600 Market Street, Suite 530
Philadelphia, PA  19104

Donald L. Staheli                  Chairman of the Board and Chief Executive
Continental Grain Company          Officer
277 Park Avenue - 50th Floor       Continental Grain Company
New York, NY  10172

Patricia C. Stewart                Former Vice President, The Edna McConnell
c/o Office of the Secretary        Clark Foundation
Bankers Trust Company
130 Liberty Street - M/S 2310
New York, NY  10006

George J. Vojta                    Vice Chairman, Bankers Trust New York
Bankers Trust Company              Corporation and Bankers Trust Company
130 Liberty Street
New York, NY  10006

Paul A. Volcker                    Consultant
599 Lexington Avenue - 40th Floor
New York, NY  10022




                      EXECUTIVE OFFICERS


NAME                               PRINCIPAL OCCUPATION

Mark Bieler                        Executive Vice President, Bankers Trust New
Bankers Trust Company              York Corporation
130 Liberty Street
New York, NY  10006                Senior Managing Director, Bankers Trust Company


Richard H. Daniel                  Executive Vice President, Chief Financial
Bankers Trust Company              Officer and Controller, Bankers Trust
130 Liberty Street                 New York Corporation
New York, NY  10006
                                   Senior Managing Director, Chief Financial Officer
                                   and Controller, Bankers Trust Company

Geoffrey M. Fletcher               Senior Vice President and Chief Accounting
Bankers Trust Company              Officer, Bankers Trust New York Corporation
130 Liberty Street
New York, NY  10006                Managing Director and Chief Accounting Officer
                                   Bankers Trust Company

Joseph A. Manganello Jr.           Executive Vice President and Chief Credit
Bankers Trust Company              Officer, Bankers Trust New York Corporation
130 Liberty Street
New York, NY  10006                Senior Managing Director and Chief Credit Officer
                                   Bankers Trust Company

I. David Marshall                  Executive Vice President and Chief Information Officer
Bankers Trust Company              Bankers Trust New York Corporation
130 Liberty Street
New York, NY  10006                Senior Managing Director and Chief Information Officer
                                   Bankers, Trust Company

Frank N. Newman                    Chairman of the Board and President and Chief
130 Liberty Street                 Bankers Trust Company
New York, NY  10006
                                   Executive Officer, Bankers Trust New York
                                   Corporation and Bankers, Trust Company

George J. Vojta                    Vice Chairman, Bankers Trust New York
Bankers Trust Company              Corporation and Bankers Trust Company
130 Liberty Street
New York, NY  10006

Melvin A. Yellin                   Executive Vice President and General Counsel
Bankers Trust Company              Bankers Trust New York Corporation
130 Liberty Street
New York, NY  10006                Senior Managing Director and General Counsel
                                   Bankers Trust Company


                        INDEX TO EXHIBITS

Exhibit No.                                               Page No.

Exhibit 1.     Prepackaged Plan of Reorganization
               of Huntway Partners, L.P., Under
               Chapter 11 of the United States Bankruptcy
               Code, dated December 12, 1996.

Exhibit 2.     Unitholders Agreement, dated December 12,
               1996, among Huntway Partners, L.P.,
               Bankers Trust Company, Massachusetts
               Mutual Life Insurance Company, Mellon
               Bank, N.A., as trustee for First Plaza
               Group Trust, Oppenheimer & Co., Inc.,
               for itself and as agent for certain
               affiliates, Lindner Growth Fund, Madison
               Dearborn Partners III and First Capital
               Corporation of Chicago.

Exhibit 3. Support Agreement, dated July 22, 1996, among Huntway Partners, L.P., Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Co., Inc., for itself and as agent for certain affiliates, Madison Dearborn Partners III and First Capital Corporation of Chicago.

Exhibit 4. Registration Rights Agreement, dated December 12, 1996, among Huntway Partners, L.P., Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Co., Inc., for itself and as agent for certain affiliates Lindner Growth Fund, Madison Dearborn Partners III and First Capital Corporation of Chicago.

                            EXHIBIT 1


              IN THE UNITED STATES BANKRUPTCY COURT
                   FOR THE DISTRICT OF DELAWARE

IN RE:                        )
                              )    CHAPTER 11
HUNTWAY PARTNERS, L.P.,       )
                              )    CASE NO. 96-1799 (HSB)
               DEBTOR.        )


     PREPACKAGED PLAN OF REORGANIZATION OF HUNTWAY PARTNERS, L.P.
        UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

     Huntway Partners, L.P., a Delaware limited partnership, proposes the following Chapter 11 Prepackaged Plan pursuant to subsection 1121(a) of Title 11 of the United States Code:

                          I.

                     DEFINITIONS

A.   GENERAL PROVISIONS.

     Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form in the Prepackaged Plan. Such meanings shall be equally applicable to both the singular and plural forms of such terms. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Prepackaged Plan as a whole and not any particular section, subsection, or clause contained in the Prepackaged Plan, unless the context requires otherwise. Whenever from the context it appears appropriate, each term stated in either the singular or the plural includes the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender include the masculine, feminine and the neuter gender. Any term used in capitalized form in the Prepackaged Plan that is not defined herein but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

B.   DEFINED TERMS

     1. ADMINISTRATIVE EXPENSE means any cost or expense of administration of the Prepackaged Chapter 11 Case under subsections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary expenses of preserving the Estate of Huntway, any actual and necessary expenses of operating the business of Huntway, all compensation or reimbursement of expenses to the extent approved by the Bankruptcy Court under Section 330 or Section 503 of the Bankruptcy Code, including the fees and expenses incurred during the Prepackaged Chapter 11 Case by the trustees serving under the Old Collateralized Note Indenture, the Old Subordinated Note Indenture and the Old Junior Subordinated Note Indenture and any fees or charges assessed against the Estate of Huntway under Section 1930, Chapter 123 of Title 28 of the United States Code.

     2. AGREEMENT OF UNDERSTANDING means the Amended and Restated Agreement of Understanding dated as of July 15, 1996 among Huntway, Sunbelt, the Senior Lenders, the Junior Lenders, the General
Partner, the Special Managing Partner and the other parties thereto, as such agreement may be amended from time to time.

     3. ALLOWED means with respect to any Claim, such claim, to the extent (i) proof or application for allowance of which was timely and properly filed or, if no proof of claim or application for allowance was properly filed, which has been orhereafter is listed by the Debtor on its Schedules, as liquidated in amount and not disputed orcontingent, and, in either case, as to which no objection to the allowance thereof has been interposed on or before any applicable period of limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or as to which any objection has been determined by a Final Order of the Bankruptcy Court to the extent such objection is determined in favor of the respective Holder or as to which any such objection has been settled by the parties thereto or (ii) such Claim is allowed pursuant to the Prepackaged Plan. Notwithstanding the foregoing, except for claimants under rejected executory contracts and unexpired leases who must file proofs of claim, Holders of Class 3 Claims and Class 4 Claims will be treated as if the Prepackaged Chapter 11 Case had not been filed (except as otherwise provided herein), and the determination of whether any Class 3 Claim or Class 4 Claim will be paid and/or the amount of any Class 3 Claim or Class 4 Claim (which, subject to Bankruptcy Court approval, shall not be listed on the Schedules, and as to which no proof of Claim need be filed) will be determined, resolved or adjudicated as if the Prepackaged Chapter 11 Case had not been commenced. Allowed means, with respect to Equity Interests, such Equity Interests that are listed on Huntway's transfer ledgers.

     4. BALLOTS means the ballots accompanying the Disclosure Statement, the Prepackaged Plan and the other Solicitation Materials upon which Impaired Creditors and Equity Holders shall have indicated their acceptance or rejection of the Prepackaged Plan in accordance with the Prepackaged Plan and the Voting Instructions.

     5. BANKERS TRUST means Bankers Trust Company, a New York banking corporation.

     6.   BANKRUPTCY CODE means Title I of the Bankruptcy Reform
Act of 1978, as amended from time to time, set forth in Sections 101 et seq. of Title 11 of the United States Code and applicable portions of Titles 18 and 28 of the United States Code, as amended from time to time.

     7. BANKRUPTCY COURT means the United States District Court having jurisdiction over the Prepackaged Chapter 11 Case and, to the extent of any reference made pursuant to Section 157 of Title 28 of the United States Code, the unit of such District Court constituted pursuant to Section 151 of Title 28 of the United States Code.

     8. BANKRUPTCY RULES means the Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Prepackaged Chapter 11 Case, promulgated under 28 U.S.C. Section
 2075 and the general and local rules, if any, of the Bankruptcy
Court.

     9.   BOARD means the Board of Directors of Reprise Holdings,
Inc., the sole general partner of the General Partner.

     10. BUSINESS DAY means any day on which commercial banks are required to be open for business in New York, New York.

     11.  CASH means cash and cash equivalents.

     12. CLAIM means: (a) any right to payment from Huntway whether or not such right is reduced to judgment, liquidated, unliquidated, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (b) any right to an equitable remedy for breach of performance if such performance gives rise to a right of payment from Huntway whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

     13.  CLASS means a category of Holders of Claims or Equity
Interests as set forth in Section II of the Prepackaged Plan.

     14. CLASS 2 CLAIM means a Class 2A Claim, a Class 2B Claim or a Class 2C Claim.

     15. COMMITTEE means a statutory official committee of unsecured creditors appointed in the Prepackaged Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Code, if any.

     16. COMMON UNITS means the common limited partnership units of Huntway, of which 11,556,250 units were issued and outstanding as of June 30, 1996 prior to the Effective Date, and the 25,342,654 common limited partnership units of Reorganized Huntway which will be issued and outstanding on the Effective Date of the Prepackaged Plan.

     17. CONFIRMATION DATE means the date on which the Confirmation Order is entered within the meaning of Bankruptcy
Rules 5003 and 9021.

     18.  CONFIRMATION ORDER means the order of the Bankruptcy
Court confirming the Prepackaged Plan in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

     19.  CONSUMMATION means the occurrence of the Effective Date.

     20.  CREDITOR means any Holder of a Claim.

     21. DANESH OPTIONS means the options issued by Huntway to Andre Danesh pursuant to the Option Agreement dated March 13, 1996, as amended.

     22. DEBTOR means Huntway, as debtor and debtor-in-possession in the Prepackaged Chapter 11 Case.

     23. DIP LC AGREEMENT means the Postpetition Letter of Credit Agreement dated as of November 12, 1996, between Huntway and Bankers Trust, as the Postpetition Letter of Credit Bank.

     24. DISCLOSURE STATEMENT means the written Consent Solicitation and Disclosure Statement dated October 10, 1996 (and all Exhibits and Schedules annexed thereto or referred to therein) that describes, among other things, the Prepackaged Plan, as it may have been amended or supplemented from time to time, that is prepared and distributed in accordance with Section 1125 or 1126(b), as applicable, and Section 1145 of the Bankruptcy Code and Bankruptcy Rule 3018(b).

     25. DISPUTED means with respect to a Claim, any Claim or portion thereof (other than a Class 2 Claim, Class 3 Claim (other than claimants under rejected executory contracts and unexpired leases), Class 4 Claim (other than claimants under rejected executory contracts and unexpired leases), or a Class 5 Claim):
(i) listed on the Schedules as unliquidated, disputed or contingent; or (ii) as to which the Debtor or any other party in interest has interposed an objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request for estimation has not been withdrawn or determined by a Final Order.

     26. EFFECTIVE DATE means the date selected by Huntway which shall be no later than the thirtieth (30th) Business Day after the date on which all of the conditions specified in both
Section VII.A.  and VII.B.  of the Prepackaged Plan have been
(i) satisfied or (ii) waived pursuant to Section VII.C.

     27. EQUITY INTEREST means any equity interest in Huntway represented by the General Partner Interests, the Common Units, the Danesh Options, the Warrants and the Existing Unit Options.

     28.  ESTATE means the estate of the Debtor created by
Section 541 of the Bankruptcy Code upon the commencement of the Prepackaged Chapter 11 Case.

     29. EXISTING INTERCREDITOR AGREEMENT means that certain Intercreditor and Collateral Trust Agreement dated as of June 22, 1993, by and among Bankers Trust, as LOC Bank, the financial institutions named therein and United States Trust Company of New York, as Collateral Agent.

     30. EXISTING OPTION PLAN means the Partnership's option plan entitled "1989 Salaried Employee Partnership Unit Option Plan."

     31.  EXISTING UNIT OPTIONS means the options to purchase
Common Units of Huntway granted and outstanding under the Existing
Option Plan.

     32. EXPIRATION DATE means 5:00 p.m., New York time on November 7, 1996, unless Huntway, in its sole discretion, extends the period during which Ballots and Master Ballots will be accepted by Huntway, in which case Expiration Date shall mean the last time and date to which the solicitation of Ballots and Master Ballots is extended.

     33. FINAL DECREE means the decree contemplated under Bankruptcy Rule 3022.

     34.  FINAL ORDER means an order of the Bankruptcy Court:

          (i) as to which the time to appeal, petition for certiorari, or motion for reargument, rehearing or new trial has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument, rehearing or new trial shall then be pending, or

          (ii) as to which any right to appeal, petition for certiorari, reargue, rehear or retry shall have been waived in writing in form and substance satisfactory to the Debtor, or

         (iii) in the event that an appeal, writ of certiorari, or reargument or rehearing or new trial has been sought, as to which (x) such order of the Bankruptcy Court shall have been affirmed by the highest court to which such order was appealed,
               (y) certiorari has been denied as to such order, or
               (z) reargument or rehearing or new trial from such order shall have been denied, and in each case, the time to take any further appeal, petition for certiorari or move for reargument, rehearing or new trial shall have expired.

     35. GENERAL PARTNER means Huntway Managing Partner, L.P., a Delaware limited partnership and Huntway's managing general partner.

     36. GENERAL PARTNER INTEREST means the general partner interests in Huntway held by the General Partner and the Special
Managing Partner.

     37. HOLDER means any entity holding an Equity Interest or Claim, and with respect to a vote on the Prepackaged Plan, means the holder of the beneficial interest in such Claim or Equity Interest as of the Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Master Ballot has been completed and executed in accordance with the Voting Instructions.

     38. HUNTWAY means Huntway Partners, L.P., a Delaware limited partnership.

     39.  IMPAIRED CLAIM means a Claim classified in an Impaired
Class.

     40. IMPAIRED CLASS means a Class that is impaired within the meaning of Section 1124 of the Bankruptcy Code.

     41.  INFORMATION AGENT means MacKenzie Partners, Inc.

     42. JUNIOR LENDER CLAIMS means the claims against Huntway held by the Junior Lenders under the Old Junior Subordinated Notes and Old Junior Subordinated Debenture Indenture.

     43.  JUNIOR LENDERS means First Chicago Equity Corporation
(f/k/a First Capital Corporation of Chicago) and Madison Dearborn
Partners III, L.P.

     44. MASTER BALLOT means the master ballots accompanying the Disclosure Statement, Prepackaged Plan and the other Solicitation Materials upon which nominees for Holders of the beneficial interest of Class 7 Equity Interests shall have indicated the acceptance or rejection of the Prepackaged Plan, in accordance with the Prepackaged Plan and the Voting Instructions.

     45. NEW COLLATERAL DOCUMENTS means the Amended and Restated Collateral Documents (as that term is defined in the New Intercreditor Agreement) dated as of the Effective Date, pursuant to which each of Reorganized Huntway, Sunbelt, the General Partner and the Special Managing Partner grants or pledges a security interest in its real and personal property or General Partner Interests, as the case may be, to secure their respective obligations under the New Collateralized Note Indenture, the New Senior Notes, the Post-Restructuring Letter of Credit Agreement and the New Guaranties.

     46. NEW COLLATERALIZED NOTE INDENTURE means an Indenture among Reorganized Huntway, Sunbelt, and Fleet National Bank, as Trustee, respecting the New Senior Notes issued by Reorganized Huntway pursuant to the Prepackaged Plan. The New Collateralized
Note Indenture shall be substantially as described in the Disclosure Statement and substantially in the form of Exhibit "A" to the Prepackaged Plan Supplement.

     47. NEW GUARANTIES means the Amended and Restated Guaranties (as such term is defined in the New Intercreditor Agreement) dated as of the Effective Date, pursuant to which each of Sunbelt, the General Partner and the Special Managing Partner guaranty the payment of Reorganized Huntway's obligations under the New Collateralized Note Indenture, the New Senior Notes and the Post-Restructuring Letter of Credit Agreement.

     48. NEW INTERCREDITOR AGREEMENT means that certain Amended and Restated Intercreditor and Collateral Trust Agreement dated as of the Effective Date by and among Reorganized Huntway, Bankers Trust, as LOC Bank, the Parties receiving New Senior Notes, United States Trust Company of New York, as Collateral Agent, and the trustee under the New Collateralized Note Indenture substantially in the form of Exhibit "C" to the Prepackaged Plan Supplement, or another intercreditor agreement in substantially the form of Exhibit "C" to the Prepackaged Plan Supplement.

     49. NEW JUNIOR NOTES means Reorganized Huntway's Junior Subordinated Notes Due 2005, in the original aggregate principal amount of $2,070,000, to be issued in accordance with the provisions of the Prepackaged Plan and governed by the New Junior Subordinated Debenture Indenture. Each New Junior Note shall be substantially in the form attached as Exhibit "A" to the New Junior Subordinated Debenture Indenture.

     50. NEW JUNIOR SUBORDINATED DEBENTURE INDENTURE means an Indenture among Reorganized Huntway, Sunbelt and IBJ Schroder
Bank & Trust Company, as Trustee, respecting the New Junior Notes issued by Reorganized Huntway pursuant to the Prepackaged Plan.
The New Junior Subordinated Debenture Indenture shall be substantially as described in the Disclosure Statement and shall be substantially in the form of Exhibit "B" to the Prepackaged Plan Supplement.

     51. NEW SENIOR NOTES means the New Senior Notes (Other) and the New Senior Notes (Sunbelt IDB).

     52. NEW SENIOR NOTES (OTHER) means Reorganized Huntway's 12% Senior Secured Notes (Other) due 2005 in the original aggregate principal amount of $14,400,000, to be issued in accordance with the provisions of the Prepackaged Plan and governed by the terms of the New Collateralized Note Indenture. Each New Senior Note (Other) shall be substantially in the form attached as Exhibit C to the New Collateralized Note Indenture.

     53. NEW SENIOR NOTES (SUNBELT IDB) means Reorganized Huntway's 12% Senior Secured Notes (Sunbelt IDB) due 2005 in the original aggregate principal amount of $9,100,000, to be issued in accordance with the provisions of the Prepackaged Plan and governed by the terms of the New Collateralized Note Indenture. Each New Senior Note (Sunbelt IDB) shall be substantially in the form attached as Exhibit B to the New Collateralized Note Indenture.

     54.  NEW UNIT OPTION PLAN means the 1996 Huntway
Partners, L.P. Employee Incentive Option Plan proposed to be implemented by Huntway.

     55.  OLD COLLATERALIZED NOTE INDENTURE means the
Collateralized Note Indenture, dated as of June 23, 1993, as amended, among Huntway, Sunbelt and Fleet National Bank of
Massachusetts, formerly known as Shawmut Bank, N.A., as trustee.

     56.  OLD COLLATERALIZED NOTES means the 8% Senior Secured
Notes Due 2000, issued under the Old Collateralized Note Indenture, together with all interest earned thereon, including Secondary
Securities issued with respect thereto.

     57.  OLD JUNIOR SUBORDINATED DEBENTURE INDENTURE means the
Junior Subordinated Debenture Indenture dated as of June 23, 1993, as amended, among Huntway, Sunbelt and IBJ Schroder Bank & Trust
Company, as trustee.

     58.  OLD JUNIOR SUBORDINATED NOTES means the Increasing Rate
Junior Subordinated Debentures Due 2020 issued under the Old Junior Subordinated Note Indenture, together with all interest earned thereon, including Secondary Securities issued with respect thereto.

     59. OLD LETTER OF CREDIT AGREEMENT means the Letter of Credit and Reimbursement Agreement dated as of June 22, 1993 by and among Bankers Trust, Huntway and Sunbelt.

     60.  OLD SUBORDINATED NOTE INDENTURE means the Subordinated
Note Indenture dated as of June 23, 1993 among Huntway, Sunbelt and Fleet Bank National Association, a national banking association, formerly known as Shawmut Bank Connecticut National Association, as trustee.

     61.  OLD SUBORDINATED NOTES means the Increasing Rate
Subordinated Notes Due 2008 issued under the Old Subordinated Note Indenture, together with all interest earned thereon, including
Secondary Securities issued with respect thereto.

     62. OPERATING COMMITTEE means the Special Operating Committee of the Huntway Division of Reprise Holding, Inc., a Texas corporation.

     63. OTHER PRIORITY CLAIMS means any Claims accorded a priority and right of payment under subsection 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or an Administrative Expense.

     64. OTHER SECURED CLAIM means any Secured Claim that is not a Senior Lender Claim.

     65. PETITION DATE means the date on which the Debtor's petition for relief commencing the Prepackaged Chapter 11 Case is filed.

     66. POST-RESTRUCTURING LETTER OF CREDIT AGREEMENT means either (i) a Letter of Credit Agreement to be entered into on the Effective Date between Bankers Trust and Reorganized Huntway or
(ii) the Old Letter of Credit Agreement as amended by a First Amendment to Letter of Credit and Reimbursement Agreement to be entered into on the Effective Date by Bankers Trust, Reorganized Huntway, and Sunbelt.

     67.  PREPACKAGED CHAPTER 11 CASE means the case under
Chapter 11 of the Bankruptcy Code, commenced by the Debtor in the Bankruptcy Court, and styled "In re: Huntway Partners, L.P."

     68. PREPACKAGED PLAN means this Chapter 11 Prepackaged Plan of Reorganization, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Prepackaged Plan, the Bankruptcy Code and the Bankruptcy Rules with the prior consent of the Senior Lenders as prescribed by, and to the extent required by, the Agreement of Understanding.

     69. PREPACKAGED PLAN SUPPLEMENT means the documents specified in Section I.C. hereof.

     70. PRIORITY TAX CLAIM means a Claim of a governmental unit of the kind specified in subsection 507(a)(8) of the Bankruptcy Code.

     71. PROFESSIONAL FEE CLAIM means those fees and expenses claimed by professionals retained through a Bankruptcy Court order, pursuant to Sections 330 and 331 of the Bankruptcy Code, and unpaid as of the Confirmation Date.

     72. RECORD DATE means the close of business on September 16, 1996.

     73. REORGANIZED HUNTWAY means Huntway or any successor thereto, by merger, consolidation or otherwise, on and after the Effective Date.

     74. SCHEDULES means the schedules of assets and liabilities, schedules of executory contracts, and the statement of financial affairs to be filed by the Debtor to the extent required by
Section 521 of the Bankruptcy Code, the Official Bankruptcy Forms, the Bankruptcy Rules and the Bankruptcy Court.

     75. SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP means the Amended and Restated Agreement of Limited Partnership of Reorganized Huntway, as amended as described in
Section V.F. of the Prepackaged Plan, which shall be substantially in the form set forth as Appendix A to the Disclosure Statement, and which Agreement, as so amended, is in compliance with
Section 1123(a)(6) of the Bankruptcy Code.

     76. SECURED CLAIM means a Claim against Huntway held by any entity, including a judgment lien creditor of Huntway, to the extent of the value of any interest in property of the Estate securing such Claim.

     77. SENIOR LENDER CLAIMS means the Claims of the Senior
Lenders arising under the Old Collateralized Note Indenture, the
Old Subordinated Note Indenture, the Old Collateralized Notes and the Old Subordinated Notes.

     78. SENIOR LENDERS means collectively Bankers Trust, Massachusetts Mutual Life Insurance Company, Ryback Management Corporation, Oppenheimer & Co., Inc., for itself and as agent, and Mellon Bank, N.A., as Trustee for First Plaza Group Trust, as directed by Contrarian Capital Advisors, L.L.C., in each case, or their respective permitted successors, assigns and transferees.

     79. SOLICITATION MATERIALS means the Disclosure Statement, including the appendices thereto, the forms of Ballots and Master
Ballots and the Voting Instructions.

     80. SPECIAL MANAGING PARTNER means Huntway Holdings, L.P., a Delaware limited partnership and Huntway's special managing general partner.

     81. SUNBELT means Sunbelt Refining Company, L.P., a Delaware limited partnership.

     82. UNITHOLDERS AGREEMENT means the Unitholders Agreement dated as of the Effective Date by and among Reorganized Huntway and the Holders of Allowed Class 2 Claims, Allowed Class 5 Claims and Allowed Class 6 Equity Interests, which provides for, inter alia, the issuance of additional units after the Effective Date to the Holders of Allowed Class 2 Claims and Allowed Class 6 Equity Interests and restricts the trading in all Common Units issued to Holders of Allowed Class 2 Claims, Allowed Class 5 Claims and Allowed Class 6 Equity Interests, as more fully described in the Disclosure Statement.

     83. UNIT OPTIONS mean the options to purchase Common Units of Reorganized Huntway granted under the New Unit Option Plan.

     84. UNIMPAIRED means a Claim in a Class that is not impaired within the meaning of Section 1124 of the Bankruptcy Code.

     85. UNIMPAIRED CLASS means a Class that is not impaired within the meaning of Section 1124 of the Bankruptcy Code.

     86.  UNSECURED CLAIM means any Claim that is not an Other
Secured Claim, a Senior Lender Claim, a Junior Lender Claim, an
Administrative Expense, a Priority Tax Claim or an Other Priority
Claim.

     87.  VOTING AGENT means MacKenzie Partners, Inc.

     88. VOTING INSTRUCTIONS means the instructions for voting on the Prepackaged Plan contained in the section of the Disclosure
Statement entitled "VOTING PROCEDURES" and in the Ballots and the Master Ballots.

     89. WARRANTS means the Warrants issued by Huntway on June 22, 1993 and any replacement thereof, to the extent such Warrants have not been surrendered and canceled prior to the Petition Date.

C.   PREPACKAGED PLAN SUPPLEMENT.

     The form of each of the New Collateralized Note Indenture, the New Junior Subordinated Debenture Indenture, the Post-Restructuring Letter of Credit Agreement, the Intercreditor Agreement, the Unitholders Agreement and the Second Amended and Restated Agreement of Limited Partnership are contained in the Prepackaged Plan Supplement filed with the Bankruptcy Court, a copy of which is available from the Information Agent upon request.

D.   EXHIBITS.

     All Exhibits to the Prepackaged Plan and the Plan Supplement are hereby incorporated into and made a part of this Prepackaged
Plan as if set forth in full herein.

                             II.

         CLASSIFICATION AND TREATMENT OF CLAIMS
                  AND EQUITY INTERESTS

A.   SUMMARY.

     The categories of Claims and Equity Interests listed below classify Claims and Equity Interests of Huntway for all purposes, including voting, confirmation and distribution pursuant to the Prepackaged Plan.


                   CLASS                              STATUS


Class     1: Other Priority Claims           Unimpaired--Not Entitled to Vote
Class     2: Senior Lender Claims            Impaired--Entitled to Vote
Class     3: Other Secured Claims            Unimpaired--Not Entitled to Vote
Class     4: Unsecured Claims                Unimpaired--Not Entitled to Vote
Class     5: Junior Lender Claims            Impaired--Entitled to Vote
Class     6: Equity Interests of Holders     Impaired--Entitled to of Warrants Vote
Class     7: Equity Interests of Holders     Impaired--Entitled to of Common Units Vote
Class     8: Equity Interests of Holders     Impaired--Entitled to of Existing
                                             Unit Options Vote
Class     9: Equity Interests of Holders     Unimpaired -- Not of Danesh Options
                                             Entitled to Vote
Class     10: Equity Interests of the        Impaired Entitled to General Partner
                                             and Vote the Special Managing Partner


B.   ADMINISTRATIVE EXPENSES.

     Huntway shall pay each Professional Fee Claim, to the extent approved by the Bankruptcy Court, and each other Allowed Administrative Expense in full, in Cash, on the later of the Effective Date or the date such Administrative Expense becomes Allowed, except to the extent that the Holder of an Allowed Administrative Expense agrees to a different treatment; provided, however, that Allowed Administrative Expenses representing obligations incurred in the ordinary course of business or assumed pursuant to an order of the Bankruptcy Court by the Debtor shall be paid in full or be performed by Huntway in the ordinary course of business in accordance with the terms and conditions of the particular transaction and any agreements and instruments relating thereto.

C.   PRIORITY TAX CLAIMS.

     Huntway shall pay each Allowed Priority Tax Claim in full, in Cash, on the Effective Date or as soon thereafter as is practicable, except to the extent that the Holder of an Allowed Priority Tax Claim agrees to a different treatment; provided, however, at Huntway's option, Huntway may pay Allowed Priority Tax Claims plus interest accrued thereon (at amounts and a rate to be agreed upon between Huntway and the Holder of the Claim, or in the absence of such agreement, as determined by the Bankruptcy Court) over a period not exceeding six (6) years after the date of assessment of the Claims, as provided in subsection 1129(a)(9)(C) of the Bankruptcy Code.

D.   CLASSIFICATION AND TREATMENT.

     CLASS 1: OTHER PRIORITY CLAIMS

     1.  CLASSIFICATION: Class 1 consists of all Other Priority
Claims against Huntway.

     2. TREATMENT: Huntway shall pay all Allowed Claims in Class 1 in full, in Cash, on the Effective Date or as soon thereafter as is practicable, except to the extent the Holder of an Allowed Claim in Class 1 agrees to a different treatment; provided, however, that Allowed Class 1 Claims representing obligations incurred in the ordinary course of business, shall be paid in full or performed by Huntway in the ordinary course of business in accordance with the terms and conditions of the particular transaction and any agreements and instruments relating thereto. Class 1 is not Impaired, and the Holders of Claims in Class 1 are not entitled to vote to accept or to reject the Prepackaged Plan.

     CLASS 2: SENIOR LENDER CLAIMS.

     1. CLASSIFICATION: Class 2A consists of all of the Senior Lender Claims of Bankers Trust. Class 2B consists of all Senior Lender Claims to the extent such Claims are Secured Claims (other than the Claims of Bankers Trust). Class 2C consists of the Senior Lender Claims to the extent such Claims are not Secured Claims (other than the Claims of Bankers Trust).

     2. TREATMENT: On the Effective Date, the Allowed Senior Lender Claims shall continue as obligations of Reorganized Huntway as provided and modified under the terms and conditions of the New Collateralized Note Indenture, the New Senior Notes (Other) and the New Senior Notes (Sunbelt IDB) and Reorganized Huntway's obligations with respect to the Senior Lenders shall be as provided thereunder. The Holder of Class 2A Claims shall receive on the Effective Date (a) $9,100,000 in New Senior Notes (Sunbelt IDB),
(b) $2,844,345 in New Senior Notes (Other) and (c) 3,220,227 Common Units, representing approximately 12.71% of the Common Units issued and outstanding on the Effective Date, (d) reimbursement of all fees and expenses of its counsel incurred in connection with the Old Collateralized Note Indenture, the Old Subordinated Note Indenture, the Prepackaged Chapter 11 Case, the Prepackaged Plan, and the transactions contemplated thereby, and (e) unless such Holder elects not to provide the release set forth in subsection V.I(ii), the release set forth in Section V.I(i). Each Holder of Class 2B and Class 2C Claims shall receive on the Effective Date
(a) its pro rata share of $11,555,656 in New Senior Notes (Other),
(b) its pro rata share of 3,115,436 Common Units, representing approximately 12.29% of the Common Units issued and outstanding on the Effective Date and (c) the release set forth in Section V.I(i), unless such Holder elects not to provide the release set forth in subsection V.I(ii). The Holders of Class 2A, 2B and Class 2C Claims will also receive such number of additional Common Units from time to time as are sufficient to prevent dilution caused by the issuance from time to time to Holders of (a) Class 5 Claims of Common Units as payment of accrued interest on the New Junior Notes and (b) Class 8 Equity Interests of additional Unit Options (or equivalent rights to receive Common Units) and Class 6 Equity Interests and Class 5 Claims of additional Common Units, in each case issued to prevent dilution to such Holders. The rights of the Holders of New Senior Notes will be subject to the New Intercreditor Agreement. The rights of the Holders of Common Units issued in respect of Class 2 Claims will be subject to the Unitholders Agreement. Class 2A, Class 2B and Class 2C are Impaired and the Holders of Allowed Class 2A Claims, 2B Claims and 2C Claims are entitled to vote on the Prepackaged Plan. With respect to each of Class 2A, 2B and 2C, approval of the Prepackaged Plan by Holders of at least two-thirds in dollar amount and more than one-half in number of Allowed Claims in such Class with respect to which votes are received is required to confirm the Prepackaged Plan.

     3. ALLOWANCE OF CLAIMS: The Claims of the Senior Lenders under the Old Collateralized Note Indenture and the Old Subordinated Note Indenture, including interest (at the rates set forth therein), fees, costs and expenses provided thereunder, including postpetition interest, fees, costs and expenses pursuant to Section 506(b) of the Bankruptcy Code constitute Allowed Claims. Confirmation of the Prepackaged Plan shall constitute a finding that the Allowed Senior Lender Claims and the liens securing such claims are fully valid, binding, enforceable, unavoidable obligations and, with respect to the liens, are properly and timely perfected.

     CLASS 3: OTHER SECURED CLAIMS.

     1. CLASSIFICATION: Class 3 consists of Other Secured Claims against Huntway.

     2. TREATMENT: Class 3 is Unimpaired and the Holders of Claims in Class 3 are not entitled to vote to accept or reject the Prepackaged Plan. The legal, equitable and contractual rights of the Holders of Class 3 Claims are unaltered by the Prepackaged Plan and on the Effective Date, and subject to the requirements of
Section 1124(2) of the Bankruptcy Code, the legal, equitable and contractual rights of the Holders of Class 3 Claims shall be reinstated in full, in accordance with the terms of the prepetition agreements, rights, or obligations of Huntway respecting such Class 3 Claims; provided, however, that the maturity date or dates of all Class 3 Claims shall be reinstated to the date or dates which existed prior to the date of any acceleration of such Class 3 Claims, subject to legal and equitable rights of the parties with respect to such Claims as they existed immediately prior to the filing of the Prepackaged Plan as if the Prepackaged Chapter 11 Case had not been filed. Huntway will make payments required by
Section 1124(2) of the Bankruptcy Code to Holders of Class 3 Claims on the Effective Date and will cure any defaults of such Class 3 Claims to the extent required by Section 1124(2)(A) of the Bankruptcy Code, and any defaults of such Class 3 Claims which existed immediately prior to the filing of the Prepackaged
Chapter 11 Case shall be deemed cured upon the Effective Date. Subject to the foregoing, and except for claimants under rejected executory contracts and unexpired leases, who must file proofs of claim, Holders of Class 3 Claims will be treated as if the Prepackaged Chapter 11 Case had not been filed (except as otherwise provided herein), and the determination of whether any Class 3 Claim will be paid and/or the amount of any Class 3 Claim (which, subject to Bankruptcy Court approval, shall not be listed on the Schedules, and as to which no proof of claim need be filed) will be determined, resolved or adjudicated as if the Prepackaged
Chapter 11 Case had not been commenced. Notwithstanding the foregoing, Holders of Class 3 Claims under rejected executory contracts and unexpired leases must file proofs of claim, and will be subject to the provisions of the Bankruptcy Code.

     3. RESERVATION OF RIGHTS: Nothing in the Prepackaged Plan, the Confirmation Order or any order in aid of confirmation of the Prepackaged Plan, shall constitute, or be deemed to constitute, a waiver or release of any claim, cause of action, right of setoff, or other legal or equitable defense which Huntway had immediately prior to the commencement of the Prepackaged Chapter 11 Case, against or with respect to any Class 3 Claim. During the pendency of the Prepackaged Chapter 11 Case and upon confirmation thereof Huntway shall have, retain, reserve and be entitled to assert all such claims, causes of action, rights of setoff and other legal or equitable rights respecting any Class 3 Claim which it had immediately prior to the commencement of the Prepackaged Chapter 11 Case to the same extent as if the Prepackaged Chapter 11 Case had not been commenced. No Class 3 Claim shall be deemed Allowed or not Allowed by virtue of the Prepackaged Plan or confirmation of the Prepackaged Plan.

     CLASS 4: UNSECURED CLAIMS.

     1. CLASSIFICATION: Class 4 consists of Unsecured Claims against Huntway.

     2. TREATMENT: Class 4 is Unimpaired and the Holders of Claims in Class 4 are not entitled to vote to accept or to reject the Prepackaged Plan. The legal, equitable and contractual rights of the holders of Class 4 Claims are unaltered by the Prepackaged Plan and on the Effective Date, and subject to the requirements of
Section 1124(2) of the Bankruptcy Code, the legal, equitable and contractual rights of the Holders of Class 4 Claims shall be reinstated in full, in accordance with the terms of prepetition agreements, rights or obligations of Huntway respecting such Class 4 Claims; provided, however, that the maturity date or dates of all Class 4 Claims shall be reinstated to the date or dates which existed prior to the date of any acceleration of such Class 4 Claims, subject to the legal and equitable rights of the parties with respect to such Class 4 Claims as they existed immediately prior to the filing of the Prepackaged Plan. Huntway will make payments required by Section 1124(2) of the Bankruptcy Code, together with any interest from the Petition Date required to be paid to maintain the Unimpaired status of Class 4, to Holders of Class 4 Claims on the Effective Date and will cure any defaults of such Class 4 Claims to the extent required by Section 1124(2)(A) of the Bankruptcy Code, and any defaults of such Class 4 Claims which existed immediately prior to the filing of the Prepackaged Chapter 11 Case shall be deemed cured upon the Effective Date. Subject to the foregoing, and except for claimants under rejected executory contracts and unexpired leases, who must file proofs of claim, Holders of Class 4 Claims will be treated as if the Prepackaged Chapter 11 Case had not been filed (except as otherwise provided herein), and the determination of whether any Class 4 Claim will be paid and/or the amount of any Class 4 Claim (which, subject to Bankruptcy Court approval, shall not be listed on the Schedules, and as to which no proof of claim need be filed) will be determined, resolved or adjudicated as if the Prepackaged Chapter 11 Case had not been commenced. Notwithstanding the foregoing, Holders of Class 4 Claims under rejected executory contracts and unexpired leases must file proofs of claim, and will be subject to the provisions of the Bankruptcy Code.

     3. RESERVATION OF RIGHTS: Nothing in the Prepackaged Plan, shall constitute, or be deemed to constitute, a waiver or release of any claim, cause of action, right of setoff, or other legal or equitable defense which Huntway had immediately prior to the commencement of the Prepackaged Chapter 11 Case, against or with respect to any Class 4 Claim. During the pendency of the Prepackaged Chapter 11 Case and upon confirmation thereof Huntway shall have, retain, reserve and be entitled to assert all such claims, causes of action, rights of setoff and other legal or equitable defenses which it had immediately prior to the commencement of the Prepackaged Chapter 11 Case fully as if the Prepackaged Chapter 11 Case had not been commenced. No Class 4 Claim shall be deemed Allowed or not Allowed by virtue of the Prepackaged Plan or confirmation of the Prepackaged Plan.

     CLASS 5: JUNIOR LENDER CLAIMS.

     1.  CLASSIFICATION: Class 5 consists of all Junior Lender
Claims.

     2. TREATMENT: On the Effective Date, a Holder of an Allowed Class 5 Claim shall receive, in full and final satisfaction of such Holder's Allowed Class 5 Claim, its pro rata share of
(a) $2,070,000 principal of New Junior Notes; and
(b) 1,115,077 Common Units, representing 4.4% of Reorganized Huntway's Common Units issued and outstanding on the Effective Date. The Holders of Class 5 Claims will also receive such number of additional Common Units from time to time as are sufficient to prevent dilution caused by the issuance from time to time to Holders of (a) Class 5 Claims of Common Units as payment of accrued interest on the New Junior Notes and (b) Class 8 Equity Interests of additional Unit Options (or equivalent rights to receive Common Units) and Class 2 and Class 6 Equity Interests of additional Common Units, in each case issued to prevent dilution to such Holders. The rights of the Holders of Common Units issued in respect of Class 5 Claims will be subject to the Unitholders Agreement. Class 5 is Impaired. Holders of Class 5 Claims are entitled to vote on the Prepackaged Plan. Approval of the Prepackaged Plan by Holders of at least two-thirds in dollar amount and more than one-half in number of Allowed Class 5 Claims with respect to which votes are received is required to confirm the Prepackaged Plan.

     3. ALLOWED CLAIMS: The Claims of the Junior Lenders under the Old Junior Subordinated Debenture Indenture constitute Allowed
Claims. Confirmation of the Prepackaged Plan shall constitute a finding that the Allowed Class 5 Claims are fully valid.

     CLASS 6: WARRANTS

     1.  CLASSIFICATION: CLASS 6 CONSISTS OF ALL WARRANTS.

     2. TREATMENT: On the Effective Date, a Holder of an Allowed Class 6 Equity Interest shall receive such Holder's pro rata share of 6,335,663 of Reorganized Huntway's Common Units, representing approximately 25% of Reorganized Huntway's Common Units issued and outstanding on the Effective Date. The Holders of Class 6 Equity Interests will also receive such number of additional Common Units from time to time as are sufficient to prevent dilution caused by the issuance from time to time to Holders of (a) Class 5 Claims of Common Units as payment of accrued interest on the New Junior Notes and (b) Class 8 Equity Interests of additional Unit Options (or equivalent rights to receive additional Common Units) and Class 2 and 5 Claims of additional Common Units, in each case issued to prevent dilution to such Holders. The rights of the Holders of Common Units issued in respect of Class 6 Equity Interests will be subject to the Unitholders Agreement. Class 6 is Impaired. Approval of the Prepackaged Plan by Holders of at least two-thirds in amount of Allowed Class 6 Equity Interests with respect to which votes are received is required to confirm the Prepackaged Plan.

     CLASS 7: COMMON UNITS

     1.  CLASSIFICATION: Class 7 consists of the Common Units.

     2. TREATMENT: On the Effective Date, a Holder of an Allowed Equity Interest in Class 7 shall retain its Common Units. Class 7 is Impaired. Approval of the Prepackaged Plan by Holders of at least two-thirds in amount of Allowed Class 7 Equity Interests with respect to which votes are received is required to confirm the Prepackaged Plan.

     CLASS 8: EXISTING UNIT OPTIONS UNDER THE EXISTING OPTION PLAN

     1.  CLASSIFICATION: Class 8 consists of the Existing Unit
Options issued under the Existing Option Plan.

     2. TREATMENT: On the Effective Date, a Holder of an Allowed Equity Interest in Class 8 shall be issued such Holder's pro rata share of 1,022,000 Unit Options under the New Unit Option Plan, which Unit Options will have terms and conditions in all natural respects the same as the Existing Unit Options, except that they shall have an exercise price of $.50 per Common Unit. Holders of Class 8 Equity Interests will also receive additional Unit Options for the purchase of Common Units from time to time sufficient to prevent dilution caused by the issuance from time to time to Holders of (a) Class 5 Claims of Common Units as payment of accrued interest on the New Junior Notes and (b) Class 2 Claims, Class 5 Claims and Class 6 Equity Interests of Common Units issued to prevent dilution to such Holders. On the Effective Date, the Existing Option Plan shall be terminated and of no further force and effect. To the extent that any anti-dilution provisions in the Existing Option Plan may be interpreted to be triggered by consummation, confirmation of the Prepackaged Plan eliminates:
(i) the rights of Holders of Allowed Equity Interests evidenced by Existing Unit Options issued under the Existing Option Plan to receive any additional Common Units or to receive any other type of security pursuant to such anti-dilution provisions; and (ii) the authority (whether mandatory or discretionary) of any committee under the Existing Option Plan or the Board to make adjustments under the Existing Option Plan on account of the transaction implemented by the Prepackaged Plan. Class 8 is Impaired.
Approval of the Prepackaged Plan by Holders of at least two-thirds in amount of Allowed Class 8 Equity Interests with respect to which votes are received is required to confirm the Prepackaged Plan.

     CLASS 9: DANESH OPTIONS

     1.  CLASSIFICATION: Class 9 consists of Danesh Options.

     2. TREATMENT: On the Effective Date, a Holder of an Allowed Equity Interest in Class 9 shall retain its Danesh Options. The Holder of all Danesh Options has agreed to the treatment of such Options under the Prepackaged Plan. Therefore, Class 9 is Unimpaired and the Holders of Equity Interests in Class 9 are not entitled to vote to accept or reject the Prepackaged Plan. The legal, equitable and contractual rights of the Holder of Class 9 Equity Interests, as agreed to by the Holder thereof, are unaltered by the Prepackaged Plan.

     CLASS 10: GENERAL PARTNER INTERESTS

     1.  CLASSIFICATION: Class 10 consists of the General Partner
Interests.

     2. TREATMENT: On the Effective Date, the General Partner and the Special Managing Partner shall retain their respective General Partner Interests subject to the New Guaranty and the other New Collateral Documents to be executed by the General Partner and the Special Managing Partner as of the Effective Date. Class 10 is Impaired. Approval of the Prepackaged Plan by Holders of at least two-thirds in amount of Allowed Class 10 Equity Interests with respect to which votes are received is required to confirm the Prepackaged Plan.


                                III.

         ACCEPTANCE OR REJECTION OF THE PREPACKAGED PLAN

A.   VOTING BY IMPAIRED CLASSES.

     Each Holder of a Claim in Class 2 or Class 5 and each Holder of an Equity Interest in Class 6, Class 7, Class 8 or Class 10, in each case as of the Record Date, is entitled to vote either to accept or to reject the Prepackaged Plan. Only those votes cast by Holders of Allowed Claims and/or Allowed Equity Interests shall be counted in determining whether acceptances have been received sufficient in number and amount to confirm the Prepackaged Plan. Each Claim or Equity Interest, as applicable, in each of Class 2, Class 5, Class 6, Class 7, Class 8, Class 9 or Class 10 shall be deemed to be "Allowed" for purposes of voting on the Prepackaged Plan unless, prior to the confirmation hearing, the Debtor has filed an objection to any such Claim or Equity Interest with the Bankruptcy Court.

     Unless the Bankruptcy Court subsequently determines that Ballots and Master Ballots may be revoked, such Ballots and Master Ballots will remain in full force and effect until the Bankruptcy Court determines whether such Ballots and Master Ballots are deemed to constitute acceptances or rejections of the Prepackaged Plan.

     For each Holder of a Class 2 Claim who consents to the Prepackaged Plan and does not withhold releases in accordance with
Section V.I(ii), the Prepackaged Plan (i) shall release and discharge such Holder and such Holder's parents, subsidiaries, affiliates, partners, directors, officers, attorneys, financial advisors, agents and employees past and present from claims of the Huntway Releasors (as defined in Section V.I(i)) to the extent set forth in subsection V.I(i) below, and (ii) shall release and discharge the Huntway Releasors and each Huntway Releasor's directors, officers, attorneys, financial advisors, agents and employees past and present from claims of such Holders to the extent set forth in subsection V.I(ii).

B.   ACCEPTANCE BY IMPAIRED CLASSES.

     Class 2A, Class 2B, Class 2C and Class 5 shall have accepted the Prepackaged Plan if (i) the Holders (other than any Holder designated under subsection 1126(e) of the Bankruptcy Code) of at least two-thirds in dollar amount of the Allowed Claims actually voting in each such Class have voted to accept the Prepackaged Plan and (ii) the Holders (other than any Holder designated under subsection 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in each such Class have voted to accept the Prepackaged Plan. An Impaired
Class of Equity Interests shall have accepted the Prepackaged Plan if the Holders (other than any Holder designated under subsection 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of Allowed Equity Interests actually voting in such Class have voted to accept the Prepackaged Plan.

C.   PRESUMED ACCEPTANCE OF PREPACKAGED PLAN.

     Class 1, Class 3, Class 4 and Class 9 are Unimpaired under the Prepackaged Plan, and, therefore, are conclusively presumed to have accepted the Prepackaged Plan.

                                 IV.

           PROVISIONS FOR TREATMENT OF PROFESSIONAL FEES AND
             DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS

A.   RESOLUTION OF DISPUTED CLAIMS.

     Unless otherwise ordered by the Bankruptcy Court after notice and a hearing, Huntway shall have the exclusive right to make and file objections to Claims (other than Class 2 Claims and Class 5 Claims), and shall serve a copy of each objection upon the Holder of the Disputed Claim to which the objection is made, as well as counsel for any Committee.

     Notwithstanding the foregoing, except as otherwise ordered by the Court, except for claimants under rejected executory contracts and unexpired leases, who must file proofs of claim and who will be subject to the provisions of the Bankruptcy Code, Holders of Class 3 Claims and Class 4 Claims need not and should not file proofs of claim with the Bankruptcy Court.

     Nothing in the Prepackaged Plan, the Confirmation Order or any order in aid of confirmation of the Prepackaged Plan, shall constitute, or be deemed to constitute, a waiver or release of any claim, cause of action, right of setoff, or other legal or equitable defense which Huntway had immediately prior to the commencement of the Prepackaged Chapter 11 Case, against or with respect to any Claim in Class 3 or Class 4. During the pendency of the Prepackaged Chapter 11 Case and upon confirmation thereof, the Debtor shall have, retain, reserve and be entitled to assert all such claims, causes of action, rights of setoff and other legal or equitable defenses which it had immediately prior to the commencement of the Prepackaged Chapter 11 Case fully as if the Prepackaged Chapter 11 Case had not been commenced; and all of Huntway's legal and equitable rights respecting any Claim in Class 3 and Class 4 may be asserted after the Confirmation Date to the same extent as if the Prepackaged Chapter 11 Case had not been commenced.

                                  V.

             IMPLEMENTATION OF THE PREPACKAGED PLAN

A.   ISSUANCE OF NEW SENIOR NOTES, NEW JUNIOR NOTES, COMMON UNITS
AND UNIT OPTIONS.

     The issuance of the New Senior Notes, New Junior Notes, Common Units and Unit Options by Reorganized Huntway is hereby authorized as follows or to the extent required by the provisions of the Prepackaged Plan:

     1.   New Senior Notes which shall be issued on the Effective
          Date in an aggregate principal amount of $23,500,000 and distributed pursuant to the Prepackaged Plan.

     2. New Junior Notes, which shall be issued on the Effective Date in an aggregate principal amount of $2,070,000 and distributed pursuant to the Prepackaged Plan.

     3. Approximately 1,115,077 Common Units, which shall be issued on the Effective Date to Holder of Class 5 Claims.

     4. Approximately 6,335,663 Common Units, which shall be issued on the Effective Date to Holders of Class 2 Claims which Units shall be deliverable upon surrender and cancellation of the Old Collateralized Notes and Old Subordinated Notes and execution of the New Intercreditor Agreement and Unitholders Agreement.

     5. Approximately 6,335,664 Common Units, which shall be issued on the Effective Date to Holders of Class 6 Equity Interests which units shall be deliverable upon surrender and cancellation of the Warrants and execution of the Unitholders Agreement.

     6.   Unit Options exercisable for up to 4,000,000 Common
          Units, 2,820,850 of which Unit Options shall be issued, and distributed pursuant to, the Prepackaged Plan on the Effective Date.


B.   RESTATEMENT OF OLD INDENTURES.

     On the Effective Date (i) the Old Collateralized Notes, the Old Subordinated Notes and the Old Junior Subordinated Notes shall be canceled, (ii) the Old Collateralized Note Indenture shall be amended, restated and superseded in its entirety by the New Collateralized Note Indenture, (iii) the Old Junior Subordinated Debenture Indenture shall be amended, restated and superseded in its entirety by the New Junior Subordinated Debenture Indenture,
(iv) the obligations of the Debtor under the Old Subordinated Note Indenture shall be discharged, and (v) except to the extent that such obligations are continued under the New Collateralized Note Indenture and the New Junior Subordinated Debenture Indenture, the obligations of the Debtor under the Old Collateralized Note Indenture and the Old Junior Subordinated Debenture Indenture shall be discharged. The Old Subordinated Note Indenture shall terminate on the Effective Date and Huntway shall pay on the Effective Date to the trustee thereunder any and all amounts due to the trustee.

C.   WAIVER OF SUBORDINATION.

     The distributions under the Prepackaged Plan take into account the relative priority of the Claims in each Class in connection with any contractual subordination provisions or other intercreditor agreements relating thereto. Accordingly, all distributions under the Prepackaged Plan (including, without limitation, the distributions to the Holders of Class 5 Claims) shall not be subject to levy, garnishment, attachment or other legal process by reason of claimed contractual subordination rights (including, without limitation, rights arising under the Old Subordinated Note Indenture, the Old Junior Subordinated Debenture Indenture and the Existing Intercreditor Agreement). On the Effective Date, all Creditors shall be deemed to have waived any and all contractual subordination rights which they may have had under the terms of the Old Subordinated Note Indenture and the Old Junior Subordinated Debenture Indenture with respect to such distribution, and the Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Holders of Senior Indebtedness (as defined in each of the Old Collateralized Note Indenture and the Old Subordinated Note Indenture) from enforcing or attempting to enforce any such rights which existed prior to the entry of the Confirmation Order under the terms of the Old Subordinated Note Indenture, the Old Junior Subordinated Debenture Indenture and the Existing Intercreditor Agreement against any party with respect to distributions under the Prepackaged Plan. Notwithstanding anything else herein, the subordination provisions of the New Junior Subordinated Debenture Indenture shall be fully enforceable and nothing in the Prepackaged Plan or herein shall effect the enforceability thereof.

D.   EXECUTION OF OTHER NEW DOCUMENTS.

      On the Effective Date (i) Reorganized Huntway shall enter into the New Collateral Documents to which it is a party with United States Trust Company of New York, as Collateral Agent,
(ii) Sunbelt, the General Partner and the Special Managing Partner shall enter into the New Guaranties and the New Collateral Documents to which they are a party with United States Trust Company of New York, as Collateral Agent, (iii) Reorganized Huntway, Sunbelt, Bankers Trust, as LOC Bank, the parties receiving New Senior Notes, and United States Trust Company of New York, as Collateral Agent shall enter into the New Intercreditor Agreement,
(iv) Bankers Trust, as LOC Bank, Reorganized Huntway and Sunbelt shall enter into the Post-Restructuring Letter of Credit Agreement and (v) the Holders of the Allowed Class 2 Claims, Allowed Class 5 Claims and Allowed Class 6 Equity Interests and Reorganized Huntway shall execute the Unitholders Agreement.

E.   EXECUTION OF UNITHOLDERS AGREEMENT.

     No distribution of property shall be made to or on behalf of any Holder of an Allowed Class 2 Claim, an Allowed Class 5 Claim or an Allowed Class 6 Equity Interest unless such Holder executes the documents required under this Section V. to be executed by such Holder. No Holder of an Allowed Class 10 Equity Interest shall be entitled to retain such Equity Interest unless such Holder executes the documents required under this Section V. to be executed by such Holder. Any Holder that fails to execute the documents required to be executed by such Holder under this Section V. within 30 days after the Effective Date shall be deemed to have forfeited all rights, Claims, Equity Interests and other interests in Huntway and Reorganized Huntway and shall not participate in any distributions hereunder and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to Reorganized Huntway.

F.   SURRENDER OF OLD NOTES AND WARRANTS.

     Holders of Allowed Senior Lender Claims shall surrender their Old Collateralized Notes and Old Subordinated Notes to Reorganized Huntway and Reorganized Huntway shall distribute or shall cause to be distributed to the Holders thereof the appropriate distribution of property hereunder. Holders of Allowed Junior Lender Claims shall surrender their Old Junior Subordinated Notes to Reorganized Huntway and Reorganized Huntway shall distribute or shall cause to be distributed to the Holders thereof the appropriate distribution of property hereunder. Holders of Allowed Class 6 Equity Interests shall surrender their Warrants to Reorganized Huntway and Reorganized Huntway shall distribute or shall cause to be distributed to the Holders thereof the appropriate distribution of property hereunder. No distribution of property hereunder shall be made to or on behalf of any such Holders unless and until such Old Notes or Warrants are received by Huntway or the unavailability of such Old Note or Warrant is reasonably established to the satisfaction of Reorganized Huntway. Any Holder that fails (i) to surrender or cause to be surrendered such Old Note or Warrant within five (5) years after the Effective Date or (ii) to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to Huntway and, in the event that Huntway requests, fails to furnish a bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to Huntway within five (5) years after the Effective Date, shall be deemed to have forfeited all rights, Claims, Equity Interests and any other interests and shall not participate in any distributions hereunder and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to Reorganized Huntway.

G.   AGREEMENT OF LIMITED PARTNERSHIP.

     The Agreement of Limited Partnership of Reorganized Huntway shall be amended by the Second Amended and Restated Agreement of Limited Partnership as of the Effective Date. The Amendment to the Amended and Restated Agreement of Limited Partnership shall be filed with the Secretary of State of Delaware. Huntway's Amended and Restated Agreement of Limited Partnership as proposed to be amended pursuant to the Prepackaged Plan is set forth in its entirety in Appendix C to the Disclosure Statement.

H.   MANAGEMENT OF THE DEBTOR.

     On the Effective Date, the operation of Reorganized Huntway shall continue to be the general responsibility of the General Partner, the Board and the Operating Committee, which shall, thereafter, have the responsibility for the management, control and operation of Reorganized Huntway as set forth in the Second Amended and Restated Agreement of Limited Partnership. The members of the Operating Committee upon the Effective Date shall be: Juan
V. Forster, Justin S. Huscher, Samuel M. Mencoff and Raymond
M. O'Keefe. The officers of Reorganized Huntway upon the Effective Date shall consist of the individuals who are officers of Huntway as of the Petition Date. All such officers shall be deemed elected pursuant to the Confirmation Order.

I.   RELEASE OF CONSENTING SENIOR LENDERS.

     (i) Huntway, Reorganized Huntway (in each case whether as debtor, debtor-in-possession or on behalf of its creditors) and all persons and entities asserting claims or who may assert claims derivatively or otherwise through or on behalf of them, and their respective predecessors, successors and assigns, and the respective parents, subsidiaries, affiliates and partners of the foregoing entities (collectively, the "Huntway Releasors") hereby fully, absolutely and forever release and discharge each of the Senior Lenders (other than any Senior Lender who has elected not to provide the release set forth in subparagraph I (ii) below) and the parents, subsidiaries, partners, directors, officers, attorneys, financial advisors, agents and employees past and present, of such Senior Lenders and the foregoing entities from any and all manner of liabilities, accounts, reckonings, obligations, liens, suits, proceedings, controversies, debts, dues, counterclaims, cross claims, setoffs, demands and causes of action of whatever kind or nature, in law, equity or otherwise (including, without limitation, any causes of action under sections 502, 510, 544, 545, 547, 548, 549 or 550 of the Bankruptcy Code), whether now known or unknown and whether suspected or unsuspected, anticipated and unanticipated, and whether or not concealed or hidden, which now exist or heretofore have existed, which any Huntway Releasor or Huntway Releasors may now hold or has at any time heretofore owned or held, which are based upon or arise out of or in connection with any matter, cause or thing related to the Old Collateralized Notes, the Old Collateralized Note Indenture, the Old Subordinated Note Indenture, the Old Subordinated Notes, the Agreement of Understanding, the Old Letter of Credit Agreement, any transaction or agreement arising from or related thereto or entered into in connection therewith or otherwise relating to Huntway, whether existing at any time prior to the Effective Date or whether such matter, cause or thing was done, omitted or suffered to be done or omitted at any time prior to the Effective Date.

     (ii) Each Senior Lender (other than any Senior Lender who elects not to provide a release in accordance with the Voting Instructions and the Solicitation Materials), on behalf of itself and all persons and entities asserting claims or who may assert claims derivatively or otherwise through or on behalf of it and its respective predecessors, successors and assigns, and the respective parents, subsidiaries, affiliates and partners of the foregoing entities (collectively, the "Senior Lender Releasors") hereby fully, absolutely and forever release and discharge (except as set forth in subparagraph I
          (iii) below) each of the Huntway Releasors and the parents, subsidiaries, partners, directors, officers, attorneys, financial advisors, agents and employees, past and present, of the Huntway Releasors from any and all manner of claims, demands, actions, costs, expenses, damages, liabilities, accounts, reckonings, obligations, liens, suits, proceedings, controversies, debts, dues, counterclaims, cross claims, setoffs, demands and causes of action of whatever kind or nature, in law, equity or otherwise, whether now known or unknown and whether suspected or unsuspected, anticipated and unanticipated, and whether or not concealed or hidden, which now exist or heretofore have existed, which such Senior Lender Releasor or Senior Lender Releasors may now hold or has at any time heretofore owned or held, which are based upon or arise out of or in connection with any matter, cause or thing related to the Old Collateralized Notes, the Old Collateralized Note Indenture, the Old Subordinated Notes, the Old Subordinated Note Indenture, the Agreement of Understanding, the Old Letter of Credit Agreement or any transaction or agreement arising from or related thereto or entered into in connection therewith, whether existing at any time prior to the Effective Date or whether such matter, cause or thing was done, omitted or suffered to be done or omitted at any time prior to the Effective Date.

    (iii) Nothing in this Section V shall release any claim, right or cause of action held by the Senior Lenders based upon or arising out of the Prepackaged Plan or based upon or arising out of or in connection with the documents or instruments to be issued to or on behalf of the Senior Lenders pursuant to the Prepackaged Plan (including, but not limited to, the New Collateralized Note Indenture, the New Senior Notes, the New Intercreditor Agreement, the New Collateral Documents, the New Guaranties, the Common Units, the Unitholders Agreement, the Post-Restructuring Letter of Credit Agreement) or the documents securing the Senior Lender Claims and the Claims of Bankers Trust.

J.   METHOD OF DISTRIBUTION UNDER THE PREPACKAGED PLAN.

     1. IN GENERAL. All Cash distributions shall be made by the Debtor or Reorganized Huntway from available Cash. Except as otherwise set forth herein, the Debtor or Reorganized Huntway shall make all distributions of Cash and property pursuant to the Prepackaged Plan on the later of the Effective Date or on the date a Claim becomes Allowed or as soon thereafter as is practicable.

     2. MANNER OF PAYMENT UNDER THE PREPACKAGED PLAN. Any payment of Cash made by the Debtor or Reorganized Huntway pursuant to the Prepackaged Plan may be made either by check drawn on a domestic bank, by wire transfer, or by automated clearing house transfer from a domestic bank, at the option of the Debtor or Reorganized Huntway, as the case may be.

     3. DISTRIBUTION OF NEW SENIOR NOTES AND NEW JUNIOR NOTES. Distributions of New Senior Notes and New Junior Notes to be made in respect of the Claims in Classes 2 and 5 shall be made directly to the respective indenture trustee under the New Collateralized
Note Indenture and the New Junior Subordinated Debenture Indenture, respectively. Such indenture trustees shall distribute the property to be received to the record holders of the Old Collateralized Notes and Old Junior Subordinated Notes, as the case may be, as soon after receipt as is practicable and permissible.

     4. DISTRIBUTION OF OPTION TO ANDRE DANESH. Distribution of the option to purchase 600,000 Common Units to Andre Danesh as a finder's fee shall be made as soon as practicable on or after the Effective Date.

     5. MANNER OF DISTRIBUTION OF OTHER PROPERTY. Any distribution under the Prepackaged Plan of property other than Cash shall be made by Reorganized Huntway or its designee in accordance with the terms of the Prepackaged Plan.

     6. SETOFFS. The Debtor may, but it shall not be required to, set off against any Claim (i) the payments and/or distribution of other property to be made pursuant to the Prepackaged Plan in respect of such Claim and (ii) any claims of any nature whatsoever the Debtor may have against the Holder of a Claim, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor of any such claim the Debtor may have against such Holder.

     7. DISTRIBUTION OF UNCLAIMED PROPERTY. Except as otherwise provided in the Prepackaged Plan, any distribution of property (Cash or otherwise) under the Prepackaged Plan which is unclaimed after five (5) years following the Effective Date shall be forfeited and transferred to Reorganized Huntway together with all interest earned thereon and shall be the property of Reorganized Huntway.

     8. SATURDAY, SUNDAY OR LEGAL HOLIDAY. If any payment or act under the Prepackaged Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

K.   REVESTING OF ASSETS.

     The property of the Estate of the Debtor shall revest in Reorganized Huntway on the Effective Date. Reorganized Huntway may operate its business, and may use, acquire, transfer and dispose of all of its property, including without limitation all property formerly part of the Estate, free of any restrictions of the Bankruptcy Code. As of the Effective Date, all property of the Debtor shall be free and clear of all Claims and interests of the Holders of Claims and Holders of Equity Interests, except for the liens of the Senior Lenders and Bankers Trust pursuant to the New Collateralized Indenture, the Collateral Documents (as defined in the New Intercreditor Agreement), the Post-Restructuring Letter of Credit Agreement and except as otherwise specifically provided in the Prepackaged Plan.

L.   PARTNERSHIP ACTION.

     Upon entry of the Confirmation Order by the Clerk of the Bankruptcy Court, the execution by the Debtor or Reorganized Huntway of the Second Amended and Restated Agreement of Limited Partnership shall be authorized and approved in all respects. On the Effective Date, the New Senior Notes, the New Junior Notes and the additional Common Units and the Unit Options shall be issued, the appointment and deemed election of Operating Committee members and officers, and the other matters provided under the Prepackaged Plan involving the partnership structure of the Debtor or Reorganized Huntway, or partnership action by the Debtor or Reorganized Huntway, shall be deemed to have occurred and the New Unit Option Plan shall be deemed approved (including approval of the issuance of (1) 1,022,000 Unit Options issued to Holders of Class 8 Equity Interests, (2) 1,793,850 additional Unit Options to be issued on the Effective Date to members of Huntway's management, and (3) such additional Unit Options to be issued from time to time as are necessary to prevent dilution to the Holders of Unit Options caused by the issuance from time to time of Common Units as accrued interest on the New Junior Notes and the issuance of Common Units to Holders of Class 2 Claims and Class 6 Equity Interests as anti-dilution protection granted to such Holders) and shall be in effect from and after the Effective Date pursuant to Section 405 of the Delaware Revised Uniform Limited Partnership Act, as amended through the date hereof, without any requirement of further action by the partners of the Debtor or Reorganized Huntway.

M.   FRACTIONAL NOTES.

     The New Senior Notes and New Junior Notes will be available only in registered form, without coupons. The New Senior Notes and New Junior Notes will be issued in denominations of $100 and integral multiples thereof. Each Holder otherwise entitled to an amount of New Senior Notes and New Junior Notes that is not an integral multiple of $100 will receive Cash in lieu of such fractional additional amount, promptly after the Effective Date, but in no event later than sixty (60) Business Days following the later of the Effective Date and receipt by Huntway of the surrendered Old Collateralized Note or Old Junior Subordinated Note, as the case may be, subject to the provisions of Section V.

N.   FRACTIONAL UNITS.

     No fractional shares of Common Units will be issued upon exchange of Old Collateralized Notes or Old Junior Subordinated Notes. Common Units will be issued to Holders of Old Collateralized Notes and Old Junior Subordinated Notes in whole Unit amounts (rounded to the nearest whole Unit when and as necessary). No separate payment will be made with respect to any fractional Common Unit.

O.   DE MINIMIS DISTRIBUTIONS.

     No Cash payment of less than five dollars ($5.00) shall be made by the Debtor in respect of any Allowed Claim unless a request therefor is made in writing to the Debtor.

                             VI.

     EXECUTORY CONTRACTS, UNEXPIRED LEASES AND OTHER MATTERS

     A. EXECUTORY CONTRACTS AND UNEXPIRED LEASES. All executory contracts and unexpired leases that exist between the Debtor and any person are hereby specifically assumed under the Prepackaged Plan, effective as of the Effective Date, except for any executory contracts and unexpired leases which (i) are specifically rejected by the Debtor with the approval of the Bankruptcy Court, at or as of the Effective Date, (ii) are the subject of a motion to reject pending on the Effective Date or (iii) are identified on a list to be filed with the Bankruptcy Court on or before the Confirmation Date, as to be rejected. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumptions pursuant to subsection 365(a) of the Bankruptcy Code. Claims created by the rejection of executory contracts or unexpired leases and claims asserted to exist pursuant to
Section 365(b)(1)(A) or Section 365(b)(1)(B) of the Bankruptcy Code with respect to assumed executory contracts must be filed with the Bankruptcy Court no later than twenty (20) days after (i) in the case of assumption, the Effective Date and (ii) in the case of rejection, the later of a Final Order authorizing such rejection or the Effective Date. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its Estate, Reorganized Huntway and its property. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts and unexpired leases shall be resolved in the Bankruptcy Court and shall be paid in full, in Cash, on the later of (i) the Effective Date or as soon thereafter as is practicable, and (ii) 30 days after such Claim is Allowed in the amount ordered by the Bankruptcy Court. No adequate assurance of future performance of any executory contract or unexpired leases shall be required pursuant to Section 365(b)(1)(C) of the Bankruptcy Code, other than Reorganized Huntway's promise to perform under the executory contracts, unless otherwise ordered by the Bankruptcy Court.

     B. INDEMNIFICATION OBLIGATIONS. For purposes of the Prepackaged Plan, the obligations of the Debtor as of the Petition Date to indemnify its present, and any individuals or entities who formerly were, partners, members of the Operating Committee or officers, respectively, against any obligations pursuant to the Amended and Restated Agreement of Limited Partnership of the Debtor, applicable state law or specific agreement, or any combination of the foregoing shall survive confirmation of the Prepackaged Plan, remain unaffected thereby, be assumed and not be discharged, irrespective of whether indemnification is owed in connection with an event occurring before, on, or after the Petition Date.

     The Debtor shall fully indemnify any person or entity by reason of the fact that he, she or it is or was a partner, member of the Operating Committee, officer, employee or agent of the Debtor, or is or was serving at the request of the Debtor as a member of the Operating Committee or director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liabilities, actions, suits, damages, fines, judgments or expenses (including reasonable attorneys' fees), arising during the course of, or otherwise in connection with or any way related to, the preparation and consummation of the Prepackaged Plan and the transactions contemplated thereby.

     C. COMPENSATION AND BENEFIT PROGRAMS. All employment and severance policies, and all compensation and benefit plans, contracts, agreements, policies, undertakings and programs of the Debtor including, without limitation, all savings plans, retirement plans, key employee retention plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and disbursement insurance plans are treated as executory contracts under the Prepackaged Plan and are hereby assumed as of the Effective Date pursuant to subsection 365(a) of the Bankruptcy Code and Section VI.A. of the Prepackaged Plan. Notwithstanding the foregoing, the Existing Option Plan shall not be treated pursuant to this subsection, but rather pursuant to
Section II.D. Class 8. On and after the Effective Date, pursuant to Section 1129(a)(13) of the Bankruptcy Code, the Debtor will continue to pay all retiree benefits, as that term is defined in
Section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(1) or (g) of Section 1114 at any time prior to confirmation of the Prepackaged Plan, for the duration of the period the Debtor has obligated itself to provide such benefits.

                             VII.

                    CONDITIONS PRECEDENT

     A.  CONDITIONS PRECEDENT TO CONFIRMATION.

     1. It is a condition to confirmation of the Prepackaged Plan that the Confirmation Order shall approve of all respects of the provisions, terms and conditions of the Prepackaged Plan; and

     2. It is a condition to confirmation of the Prepackaged Plan that the Confirmation Order is satisfactory to Huntway in form and substance.

     B.  CONDITIONS PRECEDENT TO CONSUMMATION.

     1.  It is a condition to Consummation that the Confirmation
Order shall have become a Final Order.

     2. It is a condition to Consummation that the Post-Restructuring Letter of Credit Agreement shall have been executed by the parties thereto.

     3. It is a condition to Consummation that the New Guaranties and the New Collateral Documents have been executed by the parties thereto.

     C. WAIVER OF CONDITIONS. The Debtor, with the consent of the Holders of a majority of the Senior Lender Claims, may waive any of the conditions to Consummation of the Prepackaged Plan set forth in
Section VII.B. (other than VII.B.1) of the Prepackaged Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Prepackaged Plan.

                           VIII.

                  RETENTION OF JURISDICTION

     Notwithstanding entry of the Confirmation Order or the Effective Date having occurred, or a Final Decree having been entered closing the Prepackaged Chapter 11 Case, the Bankruptcy Court shall, except to the extent it orders otherwise, have exclusive jurisdiction of all matters arising out of, and related to the Prepackaged Chapter 11 Case and the Prepackaged Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

     A. To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of Claims resulting therefrom;

     B. To determine any and all pending adversary proceedings, applications, and contested matters, including without limitation, proceedings relating to general and limited partners, directors, officers, and employees;

     C.  To ensure that distributions to Holders of Allowed
Administrative Expenses, Allowed Claims, and Allowed Equity
Interests are accomplished as provided herein;

     D. To hear and determine any objections to Administrative Expenses, to proofs of claims or to Claims and Equity Interests filed, and/or asserted both before and after the Confirmation Date, including any objections to the classification of any Claim or Equity Interest, and to allow or disallow any Disputed Claim, in whole or in part;

     E. To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

     F. To issue such orders in aid of execution of the Prepackaged Plan as may be necessary and appropriate to the extent authorized by Section 105 and 1142 of the Bankruptcy Code;

     G. To consider any modifications of the Prepackaged Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

     H. To hear and determine all applications for compensation and reimbursement of expenses of professionals under Sections 330, 331, and 503(b) of the Bankruptcy Code for services rendered and expenses incurred prior to the Confirmation Date;

     I. To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Prepackaged Plan;

     J. To recover all assets of the Debtor and property of the Estate, wherever located;

     K. To hear and determine matters concerning state, local, and federal taxes in accordance with Sections 345, 505, and 1146 of the Bankruptcy Code;

     L. To hear any other matter not inconsistent with the Bankruptcy Code, the Prepackaged Plan and the Confirmation
Order; and

     M.  To enter a Final Decree closing the Prepackaged
Chapter 11 Case.

                            IX.

                MISCELLANEOUS PROVISIONS

     A. POST-CONSUMMATION EFFECTIVENESS OF EVIDENCES OF CLAIMS. Old Collateralized Notes, Old Subordinated Notes and Old Junior Subordinated Notes shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Prepackaged Plan.

     B. TERM OF INJUNCTIONS OR STAYS. Without in any way limiting the effect of Section 524 or 1141, of the Bankruptcy Code, unless otherwise provided, all injunctions or stays provided for in the Prepackaged Chapter 11 Case pursuant to Section 105 or 362 of the Bankruptcy Code or otherwise in effect on the Confirmation Date shall remain in full force and effect until the Effective Date; and, unless otherwise provided, shall expire on the Effective Date.

     C. MODIFICATION OF PREPACKAGED PLAN. The Debtor reserves the right, in accordance with the Bankruptcy Code and with the prior consent of the Senior Lenders as prescribed by, and to the extent required by, the Agreement of Understanding, to amend or modify the Prepackaged Plan prior to the entry of the Confirmation Order. After the entry of the Confirmation Order, the Debtor or Reorganized Huntway, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Prepackaged Plan, in accordance with Section 1127(b) of the Bankruptcy Code and with the prior consent of the Requisite Holders (as such term is defined in the New Collateralized Note Indenture), or remedy and defect or omission or reconcile any inconsistency in the Prepackaged Plan in such manner as may be necessary to carry out the purpose and intent of the Prepackaged Plan.

     D. WITHDRAWAL OF PREPACKAGED PLAN. Subject to any consent required under the Agreement of Understanding, the Debtor reserves the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Prepackaged Plan. If the Debtor so revokes or withdraws the Prepackaged Plan, or if entry of the Confirmation Order does not occur, then, at the option of the Debtor, the Prepackaged Plan shall be deemed null and void. In that event, nothing contained in the Prepackaged Plan shall be deemed to constitute a waiver or release of any Claims by or against the Debtor or any other person, or to prejudice in any manner the rights of the Debtor or any other person in any further proceedings involving the Debtor.

     E. AMENDMENT AND RESTATEMENT OF SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP. Subject to the provisions of the Second Amended and Restated Agreement of Limited Partnership of Huntway and the provisions of the Revised Uniform Limited Partnership Act, the power to amend, alter or repeal such Second Amended and Restated Agreement of Limited Partnership and to adopt a new Agreement of Limited Partnership may be exercised by the General Partner, the Special Managing Partner and/or the Unitholders of Reorganized Huntway.

     F.  PAYMENT OF STATUTORY FEES.  All fees payable pursuant to
Section 1930 of Title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to Section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

     G. DISCHARGE OF DEBTOR. The rights afforded in the Prepackaged Plan and the treatment of all Claims and Equity Interests therein shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any accrued interest thereon and fees, charges, or other costs relating thereto, against the Estate, the Debtor, Reorganized Huntway or any of their assets or properties. Except as otherwise provided herein (i) the Prepackaged Plan shall bind all Holders of Claims and Equity Interests; (ii) on the Effective Date, all such Claims against, and Equity Interests in, the Debtor shall be satisfied, discharged, and released in full, and the Debtor's liability in respect thereof shall be extinguished completely, including without limitation, any liability of a kind specified under Section 502(g) of the Bankruptcy Code; and (iii) all persons shall be precluded from asserting against Reorganized Huntway, its successors, or its assets or properties any other or further Claims or Equity Interests based upon any documents, instruments or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date. Notwithstanding the foregoing, (i) Holders of Class 3 Claims and Class 4 Claims will be treated as if the Prepackaged Chapter 11 Case had not been filed (except as otherwise provided herein), and the determination of whether any Class 3 Claim or Class 4 Claim will be paid and/or the amount of any Class 3 Claim or Class 4 Claim (which, subject to Bankruptcy Court approval, shall not be listed on the Schedules, and as to which no proof of Claim need be filed) will be determined, resolved or adjudicated as if the Prepackaged Chapter 11 Case had not been commenced and (ii) confirmation of the Prepackaged Plan will not operate to discharge the Claims or liens of the Senior Lenders and Bankers Trust, which Claims and liens shall continue in full force, as provided under and modified by the New Collateralized Note Indenture, the Post-Restructuring Letter of Credit Agreement and the Collateral Documents (as such term is defined in the New Intercreditor Agreement), and the liens securing the Senior Lender Claims and the claims under the Post-Restructuring Letter of Credit Agreement shall continue in the property of Reorganized Huntway in full force and with the same priority.

     H. EXCULPATION. Neither Reorganized Huntway, its partners, the parties to the Agreement of Understanding, nor any of their respective officers, directors, employees, attorneys or agents shall have or incur any liability to any Holder of a Claim or Equity Interest for any liability of Huntway or Reorganized Huntway, except as set forth in the New Collateralized Indenture, the Post-Restructuring Letter of Credit Agreement, the New Collateral Documents, the New Guaranties, the New Senior Notes, the New Junior Notes and the New Junior Subordinated Debenture Indenture; or for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Prepackaged Plan, the consummation of the Prepackaged Plan, the administration of the Prepackaged Plan or the property to be distributed under the Prepackaged Plan, and in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Prepackaged Plan.

     I. RIGHTS OF ACTION. Any rights or causes of action under any theory of law, including, without limitation, under the Bankruptcy Code accruing to the Debtor law. remain assets of the Estate of Reorganized Huntway. Reorganized Huntway may, in it sole discretion, pursue or may refrain from pursuing those rights or causes of action, as appropriate, in accordance with what is in the best interests, and for the benefit, of Reorganized Huntway. Nothing in this Section IX.I, however, shall preserve any rights or causes of action that are released under Section V.I(i).

     J. COMMITTEES. The appointment of all statutory committees shall terminate on the Effective Date.

     K. FAILURE OF BANKRUPTCY COURT TO EXERCISE JURISDICTION. If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of the Prepackaged Chapter 11 Case, including any of the matters set forth in the Prepackaged Plan, the Prepackaged Plan shall not prohibit or limit the exercise of jurisdiction by any other court of competent jurisdiction with respect to such matter.

     L. GOVERNING LAW. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or an agreement, document or instrument provides otherwise, the internal laws of the State of New York shall govern the construction and implementation of the Prepackaged Plan and any agreement, documents and instruments executed in connection with the Prepackaged Plan, without regard to the conflict of laws provisions in the State of New York; provided, however, that all matters of partnership or corporate governance shall be governed by the laws of the State of Delaware.

     M. HEADINGS. The headings used in the Prepackaged Plan are inserted for convenience only and neither constitute a portion of the Prepackaged Plan nor in any manner shall affect the provisions of the Prepackaged Plan.

     N. TAX WITHHOLDING. Huntway and Reorganized Huntway shall withhold any and all taxes required to be withheld by such entities under applicable law.

     O. SUCCESSORS AND ASSIGNS. The rights, benefits and obligations of any person or entity named or referred to in the Prepackaged Plan will be binding upon, and will inure to the benefit of, the heir, executor, administrator, successor or assign of such person or entity.

Dated: November 12, 1996

                           HUNTWAY PARTNERS, L.P.

                           By:  Huntway Managing Partner, L.P.,
                                its Managing General Partner

                           By:  The Huntway Division of Reprise
                                Holdings, Inc., its sole General
                                Partner

                                By: /s/ Warren J. Nelson
                                Name: Warren J. Nelson
                                Title: Executive Vice President,
                                       Chief Financial Officer


                           By:  Huntway Holdings, L.P.,
                                its Special General Partner

                           By:  The Huntway Division of Reprise
                                Holdings, Inc., its sole General
                                Partner

                           By:  /s/ Warren J. Nelson
                                Name: Warren J. Nelson
                                Title: Executive Vice President,
                                       Chief Financial Officer

                          EXHIBIT 2


                      UNITHOLDERS AGREEMENT

                          BY AND AMONG

                    HUNTWAY PARTNERS, L.P.,

                               AND

                     BANKERS TRUST COMPANY,
          MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY,
   MELLON BANK, N.A., as trustee for First Plaza Group Trust,
         OPPENHEIMER & COMPANY, INC., for itself and as
       agent for certain affiliates, LINDNER GROWTH FUND,
              FIRST CHICAGO EQUITY CORPORATION and
                  MADISON DEARBORN PARTNERS III

                         as Unitholders


                  Dated as of December 12, 1996

                        TABLE OF CONTENTS

                                                             Page

                           ARTICLE 1

                  AGREEMENTS REGARDING ISSUANCE
          AND TRANSFER OF UNITS AND PROTECTIVE RIGHTS  . . . .  2
     1.1  Initial Issuance of Protective Rights. . . . . . . .  2
     1.2  Subsequent Issuances of Protective Rights and
          Units. . . . . . . . . . . . . . . . . . . . . . . .  2
     1.3  Restrictions on Transfer of Units and Protective
          Rights . . . . . . . . . . . . . . . . . . . . . . .  3

                            ARTICLE 2

                   CONDITIONS TO EFFECTIVENESS . . . . . . . .  3
     2.1  Plan Effectiveness . . . . . . . . . . . . . . . . .  3
     2.2  Execution and Delivery . . . . . . . . . . . . . . .  3
     2.3  Registration Rights Agreement. . . . . . . . . . . .  3


                            ARTICLE 3

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY. . . .  3
     3.1  Organization and Standing of the Company . . . . . .  3
     3.2  Partnership Action . . . . . . . . . . . . . . . . .  4
     3.3  Governmental Approvals . . . . . . . . . . . . . . .  4
     3.4  Compliance with Other Instruments. . . . . . . . . .  4
     3.5  Securities Act of 1933 . . . . . . . . . . . . . . .  4
     3.6  No Brokers or Finders. . . . . . . . . . . . . . . .  4
     3.7  Capitalization; Status of Units. . . . . . . . . . .  4

                            ARTICLE 4

          REPRESENTATIONS AND WARRANTIES OF UNITHOLDERS. . . .  5
     4.1  Representations by each Unitholder . . . . . . . . .  5

                            ARTICLE 5

                     REPORTING REQUIREMENTS. . . . . . . . . .  5

                            ARTICLE 6

                DEFINITIONS AND ACCOUNTING TERMS . . . . . . .  5
     6.1  Certain Defined Terms. . . . . . . . . . . . . . . .  5
          Agreement. . . . . . . . . . . . . . . . . . . . . .  5
          Class 2 Claim. . . . . . . . . . . . . . . . . . . .  5
          Class 2 Unitholder . . . . . . . . . . . . . . . . .  5
          Class 5 Claim. . . . . . . . . . . . . . . . . . . .  6
          Class 5 Unitholder . . . . . . . . . . . . . . . . .  6
          Class 6 Equity Interest. . . . . . . . . . . . . . .  6
          Class 6 Unitholder . . . . . . . . . . . . . . . . .  6
          Class 8 Equity Interest. . . . . . . . . . . . . . .  6
          Class 8 Option Holder. . . . . . . . . . . . . . . .  6
          Closing. . . . . . . . . . . . . . . . . . . . . . .  6
          Collateralized Note Indenture. . . . . . . . . . . .  6
          Collateralized Note Obligations. . . . . . . . . . .  6
          Company. . . . . . . . . . . . . . . . . . . . . . .  6
          Effective Date . . . . . . . . . . . . . . . . . . .  6
          Exchange Act . . . . . . . . . . . . . . . . . . . .  6
          Exemption Filings. . . . . . . . . . . . . . . . . .  6
          Interest Units . . . . . . . . . . . . . . . . . . .  6
          Junior Note Indenture. . . . . . . . . . . . . . . .  6
          Junior Note Interest Payment Date. . . . . . . . . .  7
          Junior Notes . . . . . . . . . . . . . . . . . . . .  7
          Options. . . . . . . . . . . . . . . . . . . . . . .  7
          Person . . . . . . . . . . . . . . . . . . . . . . .  7
          Plan . . . . . . . . . . . . . . . . . . . . . . . .  7
          Protected Options. . . . . . . . . . . . . . . . . .  7
          Protective Rights. . . . . . . . . . . . . . . . . .  7
          Securities Act . . . . . . . . . . . . . . . . . . .  7
          Senior Notes . . . . . . . . . . . . . . . . . . . .  7
          Senior Notes (Other) . . . . . . . . . . . . . . . .  7
          Senior Notes (Sunbelt IDB) . . . . . . . . . . . . .  7
          Units. . . . . . . . . . . . . . . . . . . . . . . .  7

                            ARTICLE 7

                          MISCELLANEOUS. . . . . . . . . . . .  8
     7.1  No Waiver; Cumulative Remedies . . . . . . . . . . .  8
     7.2  Amendments, Waivers and Consents . . . . . . . . . .  8
     7.3  Addresses for Notices, etc.. . . . . . . . . . . . .  8
     7.4  Costs, Expenses and Taxes. . . . . . . . . . . . . .  8
     7.5  Binding Effect; Assignment . . . . . . . . . . . . .  9
     7.6  Survival of Representations and Warranties . . . . .  9
     7.7  Prior Agreements . . . . . . . . . . . . . . . . . .  9
     7.8  Severability . . . . . . . . . . . . . . . . . . . .  9
     7.9  Governing Law. . . . . . . . . . . . . . . . . . . .  9
     7.10 Headings . . . . . . . . . . . . . . . . . . . . . .  9
     7.11 Counterparts . . . . . . . . . . . . . . . . . . . . 10
     7.12 Further Assurances . . . . . . . . . . . . . . . . . 10

                      UNITHOLDERS AGREEMENT


          This UNITHOLDERS AGREEMENT (the "Agreement") is made and entered into as of December 12, 1996, by and among HUNTWAY PARTNERS, L.P., a Delaware limited partnership, (the "Company"), and BANKERS TRUST COMPANY, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, MELLON BANK, N.A., as trustee for First Plaza Group Trust, OPPENHEIMER & COMPANY, INC., for itself and as agent for certain affiliates, LINDNER GROWTH FUND, FIRST CHICAGO EQUITY CORPORATION and MADISON DEARBORN PARTNERS III (each, a "Unitholder" and collectively, the "Unitholders").

                         R E C I T A L S

          WHEREAS, the Company is a debtor and debtor in possession under chapter 11 of Title 11 of the United States Code, having commenced a bankruptcy case on November 12, 1996;

          WHEREAS, on November 12, 1996, the Company submitted to the United States Bankruptcy Court for the District of Delaware (the "Court") a Plan of Reorganization dated November 12, 1996 (the "Plan"), and on December 12, 1996, the Court confirmed the Plan;

          WHEREAS, the Plan provides, among other things, that
(i) the Company will issue Senior Notes in an original aggregate principal amount of $23,500,000.00 and 6,335,663 Units, representing approximately 25% of the total Units of the Company outstanding upon consummation of the Plan to the holders of Class 2 Claims, (ii) the Company will issue Junior Notes in the original aggregate principal amount of $2,070,000.00 and 1,115,077 Units, representing approximately 4.4% of the total Units of the Company outstanding upon consummation of the Plan to the holders of Class 5 Claims, (iii) the Company will issue 6,335,663 Units, representing approximately 25% of the total Units of the Company outstanding upon consummation of the Plan to holders of Class 6 Equity Interests, and (iv) the Company will issue Options to acquire 2,815,850 Units to holders of Class 8 Equity Interests;

          WHEREAS, the Junior Note Indenture provides that interest accruing on the Junior Notes is payable through the issuance by the Company of additional Units ("Interest Units") in amounts determined in accordance with the Junior Note Indenture;

          WHEREAS, the Company has agreed pursuant to the Plan that, whenever Interest Units are issued pursuant to the Junior
Note Indenture, the Company will simultaneously issue to the Class 2 Unitholders, Class 5 Unitholders, and Class 6 Unitholders and their permitted assignees additional Units in amounts sufficient to protect the Units issued to such Unitholder under the Plan and under this Agreement from dilution caused by the issuance of Dilutive Rights;

          WHEREAS, the Unitholders have agreed not to sell any Units received by them pursuant to the Plan for a period of 180 days from the Plan Effective Date;

          WHEREAS, the parties wish to enter into this Agreement in order to set forth their agreement with respect to the issuance of additional Units to the Unitholders and their agreement restricting the transfer of Units by the Unitholders;

          WHEREAS, it is a condition precedent to the effectiveness of the Plan that the Company and the Unitholders shall have entered into this Agreement;

          NOW, THEREFORE, in consideration of the mutual promises and agreements herein, and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

                           ARTICLE 1

                  AGREEMENTS REGARDING ISSUANCE
          AND TRANSFER OF UNITS AND PROTECTIVE RIGHTS

     1.1 Initial Issuance of Protective Rights. Upon consummation of the Plan, each Unitholder shall be automatically granted hereunder a number of rights ("Protective Rights") equal to the number of Units issued under the Plan to each such Unitholder in respect of its Class 2 Claims, Class 5 Claims and Class 6 Equity Interests.

     1.2  Subsequent Issuances of Protective Rights and Units.

     (a) On each Junior Note Interest Payment Date, each holder of Protective Rights shall be automatically granted hereunder a number of additional Protective Rights, rounded to the nearest whole number, sufficient to cause each such holder to hold a number of Protective Rights such that the ratio of (w) the aggregate number of Protective Rights held by such holder after such issuance of new Protective Rights divided by (x) the total number of Units outstanding on a fully diluted basis (e.g., assuming the exercise of all Options) immediately after the issuance of Dilutive Rights on such date (including Units issued pursuant to Section 1.2(b)), is equal to the ratio of (y) the aggregate number of Protective Rights held by such holder immediately prior to the issuance of new Protective Rights on such date, divided by (z) the total number of Units outstanding on a fully diluted basis (e.g., assuming the exercise of all Options) immediately prior to the issuance of Dilutive Rights on such date. "Dilutive Rights" means (i) the Interest Units issued by the Company pursuant to the Junior Note Indenture on the applicable Junior Note Interest Payment Date,
(ii) the Options (or similar rights to acquire Units) issued by the Company to the Class 8 Option Holders in connection with the issuance of Interest Units on such Junior Note Interest Payment Date, and (iii) the issuance of additional Units pursuant to
Section 1.2(b) on such Junior Note Interest Payment Date. The Protective Rights issued pursuant to this Section 1.2(a) shall be issued without payment of additional consideration.

     (b) On each Junior Note Interest Payment Date, the Company shall issue to each holder of Protective Rights a number of additional Units equal to the number of Protective Rights issued to such holder in accordance with Section 1.2(a) of this Agreement on such Junior Note Interest Payment Date. The Units issued pursuant to this Section 1.2(b) shall be issued without payment of additional consideration.

     1.3 Restrictions on Transfer of Units and Protective Rights. Each Unitholder covenants and agrees that such Unitholder shall not sell, transfer, assign or convey or otherwise dispose of any Unit or Protective Right or any interest therein during the first 180 days following the Plan Effective Date.

                            ARTICLE 2

                   CONDITIONS TO EFFECTIVENESS

     This Agreement shall become effective upon the satisfaction of each of the following conditions:

     2.1 Plan Effectiveness. All conditions precedent to the effectiveness of the Plan (other than the execution and delivery of this Agreement) shall have been satisfied or waived in accordance with the provisions of the Plan.

     2.2 Execution and Delivery. This Agreement shall have been executed by the Company and each Unitholder and the Company and each Unitholder shall have received written or telephonic notification of the authorization of delivery thereof.

     2.3 Registration Rights Agreement. A Registration Rights Agreement in form and substance reasonably satisfactory to the parties hereto shall have been executed by the Company, the its general partners and each Unitholder and the Company and each Unitholder shall have received written or telephonic notification of the authorization of delivery thereof.


                            ARTICLE 3

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to each Unitholder that:

     3.1 Organization and Standing of the Company. The Company is a duly organized and validly existing limited partnership in good standing under the laws of the State of Delaware and has all requisite partnership power and authority for the ownership and operation of its properties and for the carrying on of its business as now conducted and as proposed to be conducted. The Company is duly licensed or qualified and in good standing as a foreign partnership authorized to do business in all jurisdictions in which the nature of the respective business conducted or property owned by it makes such qualification necessary.

     3.2 Partnership Action; Enforceable Agreements. The Company has the partnership power and authority, and has taken all necessary partnership action required, to execute and deliver this Agreement, the Units and any other agreements and instruments executed in connection herewith and therewith, and each such agreement and/or instrument constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     3.3 Governmental Approvals. Except for the filings to be made, if any, to comply with exemptions from registration or qualification of the sale of the Units under federal and state securities laws (collectively, "Exemption Filings"), no authorization, consent, approval, license, exemption of, or filing or registration with, any court or governmental agency or instrumentality is necessary for the offer, issuance, sale, execution or delivery by the Company of, or for the performance by it of its obligations under, this Agreement or the Units or any of the transactions contemplated hereunder. All Exemption Filings will be timely made by the Company after the Closing Date.

     3.4 Compliance with Other Instruments. The Company is in compliance in all respects with the terms and provisions of (i) its Amended and Restated Agreement of Limited Partnership and certificate of limited partnership, as amended through and including the Plan Effective Date, (ii) each mortgage, indenture, lease, agreement and other instrument relating to obligations of the Company, and (iii) all judgments, decrees, governmental orders, statutes, rules or regulations by which it is bound or to which its properties or assets are subject. Neither the execution and delivery of this Agreement or the Units, nor the consummation of any transaction contemplated hereby or thereby, has constituted or resulted in a default or violation of any term or provision in any of the foregoing documents or instruments.

     3.5 Securities Act of 1933. The Company has complied and will comply with all applicable federal or state securities laws in connection with the issuance of the Units hereunder.

     3.6 No Brokers or Finders. The Company owes no commission, fee or other compensation to any Person as a finder or broker as a result of the transactions contemplated by this Agreement.

     3.7 Capitalization; Status of Units. 25,342,654 Units will be issued and outstanding immediately after the Plan Effective Date and Options to acquire 3,961,909 Units will be issued and outstanding immediately after the Plan Effective Date. All of the outstanding Units of the Company have been duly authorized, are validly issued and have not been issued in violation of any Person's preemptive rights and all Units issuable upon exercise of outstanding Options have been duly authorized and, when issued in accordance with the terms of such Options will be validly issued and not issued in violation of any Person's preemptive rights. The Units are duly authorized and, when issued in accordance with the terms hereof, will be validly issued and free and clear of all liens and encumbrances created by the Company.

                            ARTICLE 4

          REPRESENTATIONS AND WARRANTIES OF UNITHOLDERS


     4.1 Representations by each Unitholder. Each Unitholder represent for itself and no other Unitholder that:

          (a)  It is duly authorized to execute and
deliver this Agreement and all other agreements and instruments executed in connection herewith.

          (b)  This Agreement and such other
agreements and instruments constitute the valid and binding obligations of such Unitholder enforceable against it in accordance with their respective terms;

          (c) No consent or approval of any Person is required in connection with the execution, delivery and performance of this Agreement and such other agreements and instruments by such Unitholder which has not heretofore been obtained.


                            ARTICLE 5

                     REPORTING REQUIREMENTS

          Together with each issuance of Units made by the Company to the Unitholders pursuant to Section 1.1 hereof, the Company shall deliver to each holder of Protective Rights a certificate setting forth the number of Interest Units issued pursuant to
Section 307 of the Junior Note Indenture on the correlative Junior
Note Interest Payment Date.


                            ARTICLE 6

                DEFINITIONS AND ACCOUNTING TERMS

     6.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Agreement" means this Unitholders Agreement, as from time to time amended and in effect between the parties hereto.

          "Class 2 Claim" has the meaning assigned thereto in the Plan.

          "Class 2 Unitholder" means an entity receiving Units in the Plan in respect of its Class 2 Claim.

          "Class 5 Claim" has the meaning assigned thereto in the Plan.

          "Class 5 Unitholder" means an entity receiving Units in the Plan in respect of its Class 5 Claim.

          "Class 6 Equity Interest" has the meaning assigned thereto in the Plan.

          "Class 6 Unitholder" means an entity receiving Units in the Plan in respect of its Class 6 Equity Interest.

          "Class 8 Equity Interest" has the meaning assigned thereto in the Plan.

          "Class 8 Option Holder" means an entity receiving Options in the Plan in respect of its Class 8 Equity Interest.

          "Closing" means the date that all conditions precedent to the effectiveness of this Agreement set forth in Article 2 have been satisfied or waived in writing.

          "Collateralized Note Indenture" means that certain Amended and Restated Collateralized Note Indenture dated as of December 12, 1996, by and between Huntway and Fleet National Bank, as Indenture Trustee, pursuant to which the Senior Notes are issued, as such agreement may be amended, amended and restated, supplemented or modified from time to time.

          "Collateralized Note Obligations" means all obligations of the Company arising under the Collateralized Note Indenture and the Senior Notes.

          "Company" means Huntway Partners, L.P. a Delaware limited partnership and its successors and assigns.

          "Effective Date" means the date on which the Plan becomes effective.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Securities and Exchange Commission (or of any other Federal agency then administering the Exchange Act) thereunder, all as the same shall be in effect at the time.

          "Exemption Filings" shall have the meaning assigned to that term in Section 3.3 of this Agreement.

          "Interest Units" has the meaning assigned thereto in the recitals to this Agreement.

          "Junior Note Indenture" means the Amended and Restated Junior Subordinated Debenture Indenture dated as of December 12, 1996, between the Company and the IBJ Schroder Bank & Trust Company, as Indenture Trustee, pursuant to which the Junior Notes are issued.

          "Junior Note Interest Payment Date" means each date on which the Company pays interest to the holders of Junior Notes under the Junior Note Indenture in the form of Units.

          "Junior Notes" means the Company's 12% Junior Debentures Due 2005 issued and outstanding pursuant to the Junior Note
Indenture.

          "Options" means options issued by the Company to acquire
Units.

          "Person" means an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

          "Plan" has the meaning assigned thereto in the Recitals to this Agreement.

          "Protected Options" means all Options issued to the Class 8 Option Holders on the Plan Effective Date in satisfaction of their respective Class 8 Equity Interests, and all Options issued to the Class 8 Option Holders and their permitted assignees to protect such Class 8 Option Holders from dilution caused by the issuance of Dilutive Rights.

          "Protective Rights" has the meaning assigned thereto in
Section 1.1.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Securities and Exchange Commission (or of any other Federal agency then administering the Securities Act) thereunder, all as the same shall be in effect at the time.

          "Senior Notes" means the Senior Notes (Other) and the
Senior Notes (Sunbelt IDB).

          "Senior Notes (Other)" means the Company's 12% Senior
Secured Notes (Other) Due 2005 issued and outstanding pursuant to the Collateralized Note Indenture (including any Secondary
Securities (as such term is defined in the Collateralized Note
Indenture), but excluding the Senior Notes (Sunbelt IDB)).

          "Senior Notes (Sunbelt IDB)" means the Company's 12%
Senior Secured Notes (Sunbelt IDB) Due 2005 issued and outstanding pursuant to the Collateralized Note Indenture.

          "Units" means units representing a fractional part of the partnership interests of the limited partners in the Amended and Restated Agreement of Limited Partnership of Huntway Partners, L.P. dated as of November 9, 1988, among Huntway Managing Partner, L.P., a Delaware limited partnership, and each of the other partners named therein, as amended through and including the date hereof and as it may be further amended or restated from time to time.

     6.2  Accounting Terms.

          All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles, and all other financial data submitted pursuant to this Agreement shall be prepared and calculated in accordance with such principles.


                            ARTICLE 7

                          MISCELLANEOUS

     7.1 No Waiver; Cumulative Remedies. No failure or delay on the part of any Unitholder in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     7.2 Amendments, Waivers and Consents. Any provision in this Agreement or the Units to the contrary notwithstanding, no changes in or additions to this Agreement or the Units may be made, and compliance with any covenant or provision herein or therein set forth may not be omitted or waived, until and unless the Company obtains consent thereto in writing from each Unitholder. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     7.3 Addresses for Notices, etc. All notices, requests, demands and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed, by certified or registered mail, or telegraphed or delivered to the address for such party listed on the signature pages hereof; or to any party as such other address as shall be designated by such party in a written notice to the other parties delivered in accordance with this Section.

     7.4 Costs, Expenses and Taxes. Each party shall pay its own fees in connection with the investigation, preparation, execution and delivery of this Agreement, the Units and other instruments and documents to be delivered hereunder and the transactions contemplated hereby and thereby. In addition, the Company shall pay any and all material stamp and other taxes payable or determined to be payable by the Company in connection with the execution and delivery of this Agreement, the Units, and other instruments and documents to be delivered hereunder or thereunder, and agrees to save each Unitholder harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and filing fees. In the event of any controversy, claim or dispute among the parties hereto arising out of or relating to this Agreement, or any breach hereof, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, expenses and costs.

     7.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company, each Unitholder, and their respective successors and permitted assigns. The Company shall not have the right to assign its obligations hereunder without the prior written consent of each Unitholder obtained in accordance with Section 7.2 hereof. Subject to Section 1.3, each Unitholder (an "Assignor") may assign all or any portion of its rights and interests hereunder to any person or entity (an "Assignee") and upon any such assignment, the Assignee shall be deemed to be a "Unitholder" hereunder; provided, that (i) each Unitholder that is listed on the signature pages hereof may assign its interest hereunder to not more than four Assignees; (ii) each Assignee of a Unitholder may further assign its rights hereunder only in whole and not in part, (iii) each Assignee of a Unitholder shall be an "Accredited Investor" as such term is defined in Regulation D to the Securities Act of 1933, as amended from time to time and (iv) each Assignee of a Unitholder shall provide evidence reasonably satisfactory to the Company of such Assignees's agreement to be bound by the terms of this Agreement and its acknowledgment that the Protective Rights are speculative in nature and the Assignee is able to bear the economic risk of such investment, including a total loss of value of such investment.
The proposed Assignor and Assignee of any Protective Rights shall jointly provide prior notice to the Company of any such proposed assignment and shall provide evidence of the Assignee's agreement and representation contemplated by the preceding sentence. Except as otherwise expressly permitted by this Agreement, any assignment or transfer of this Agreement or any rights hereunder shall be void ab initio and of no force and effect.

     7.6 Survival of Representations and Warranties. All representations and warranties made in this Agreement, the Units or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

     7.7 Prior Agreements. This Agreement evidences the obligation of the Company set forth in Article II of the Plan to issue Units to the holders of Class 2 Claims, Class 5 Claims and Class 6 Equity Interests to prevent dilution caused by the issuance of the Dilutive Rights. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

     7.8 Severability. The invalidity or unenforceability of any provision hereto shall in no way affect the validity or enforceability of any other provision.

     7.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

     7.10 Headings. Article, Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

     7.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

     7.12 Further Assurances. From and after the date of this Agreement, upon the reasonable request of any party hereto, the other parties hereto shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                          HUNTWAY PARTNERS, L.P.

                          By: HUNTWAY MANAGING PARTNER, L.P., its
                              Managing General Partner

                              By: Huntway Division of Reprise
                                  holdings, Inc., its sole General
                                  Partner

                                  By:  /s/ Warren J. Nelson
                                       Warren J. Nelson
                                  Title:  Executive Vice President
                                          and Chief Financial Officer

                          UNITHOLDERS:

                          BANKERS TRUST COMPANY

                          By: /s/ Carl O. Roark
                              Carl O. Roark
                              Title: Managing Director

                          Notice Address:
                          One Bankers Trust Plaza
                          Mail Stop 2283
                          130 Liberty Street, 28th Floor
                          New York, New York 10066



                          MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                          By:  /s/ Michael L. Klofas
                          Name:  Michael L. Klofas
                          Title:  Managing Director

                          Notice Address:
                          Mike Klofas
                          Mass Mutual Life Insurance Company
                          1295 State Street
                          Springfield, MA 01111


                          MELLON BANK, N.A., as trustee for
                          First Plaza Group Trust

                          By:  /s/ Laura A. Adams
                          Name:  Laura A. Adams
                          Title:  Trust Officer

                          Notice Address:
                          c/o John R. Bauer
                          Managing Partner
                          Contrarian Capital Management, L.L.C.
                          411 West Putnam, Suite 225
                          Greenwich, Connecticut 06830


                          OPPENHEIMER & COMPANY, INC., for
                          itself and as agent for certain
                          affiliates

                          By:  /s/ John Bauer
                          Name:  John Bauer
                          Title:  Managing Partner

                          Notice Address:
                          c/o John R. Bauer
                          Managing Partner
                          Contrarian Capital Management, L.L.C.
                          411 West Putnam, Suite 225
                          Greenwich, Connecticut 06830

                          LINDNER GROWTH FUND
                          By: RYBACK MANAGEMENT CORPORATION

                          By:  /s/ Larry Callahan
                          Name:  Larry Calahan
                          Title:  Vice President

                          Notice Address:
                          c/o Ryback Management Corporation
                          7711 Carondelet Avenue, Suite 700
                          St. Louis, Misouri 63105

                          FIRST CHICAGO EQUITY CORPORATION

                          By:  /s/ William J. Roberts
                          Name:  William J. Roberts
                          Title:  Vice President and Director

                          Notice Address:
                          Samuel M. Mencoff
                          First Chicago Equity Corporation
                          Three First National Plaza, Suite 1300
                          Chicago, IL 60602
                          Telecopy:  312 732 4098


                          MADISON DEARBORN PARTNERS III

                          By:  /s/ Justin Huscher
                          Name:  Justin Huscher
                          Title:  General Partner

                          Notice Address:
                          Samuel M. Mencoff
                          Madison Dearborn Partners
                          Three First National Plaza, Suite 1300
                          Chicago, IL 60602
                          Telecopy:  312 732 4098

                            EXHIBIT 3

                 HUNTWAY MANAGING PARTNER, L.P.

                          July 22, 1996


Bankers Trust Company
Huntway Holdings, L.P.
Massachusetts Mutual Life Insurance Company
Mellon Bank, N.A.
Oppenheimer & Co., Inc.
First Chicago Equity Corporation
Madison Dearborn Partners III

          Re:   Huntway Partners, L.P.

Ladies and Gentlemen:

          This letter, when executed by the parties hereto, shall constitute the binding agreement among Bankers Trust Company, Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as Trustee for First Plaza Group Trust, Oppenheimer & Co., for itself and as agent for certain affiliated entities (collectively, the "Senior Lenders"), First Chicago Equity Corporation (f/k/a First Capital Corporation of Chicago) and Madison Dearborn Partners III (collectively, the "Junior Lenders"), Huntway Managing Partner, L.P. ("HMP") and Huntway Holdings, L.P. (together with HMP, the "General Partners") regarding the matters set forth herein.

          1. If, on or after the later of (i) the three (3) month anniversary of the Effective Date (as that term is defined in the proposed Prepackaged Plan of Reorganization of Huntway Partners, L.P. ("Huntway") under Chapter 11 of the United States Bankruptcy Code (the "Prepackaged Plan")) or (ii) January 1, 1997, holders of a majority of the outstanding principal of New Senior Notes (as defined in the Prepacked Plan) deliver to HMP a written proposal that Huntway convert, merge or reorganize itself into corporate form, (a) the General Partners agree to submit a proposal, in form and substance reasonably satisfactory to the Senior Lenders, the Junior Lenders, and the General Partners, to the record holders of Huntway's limited partnership units (the "Unitholders") for approval of such conversion, merger or reorganization, in any case as required by the Amended and Restated Agreement of Limited Partnership of Huntway Partners, L.P., as amended (the "Limited Partnership Agreement") or by applicable law or regulation and (b) the Senior Lenders, in their capacity as Unitholders, the Junior Lenders, in their capacity as Unitholders, and the General Partners shall support and vote for such proposal; provided that the terms of the Prepackaged Plan are substantially as set forth in the draft Prepackaged Plan and Consent Solicitation Statement delivered to the Senior Lenders on or about July 17, 1996 and the Effective Date of the Prepackaged Plan has occurred.

          2. If, on or after the later of (i) the three (3) month anniversary of the Effective Date of the Prepackaged
Plan or (ii) January 1, 1997, HMP submits to Huntway's
Unitholders a written proposal, in form and substance reasonably satisfactory to the Senior Lenders, the Junior Lenders and the General Partners, and in any case as required by the Limited Partnership Agreement or by applicable law or regulation, that Huntway convert, merge or reorganize itself into corporate form, the Senior Lenders, in their capacity as Unitholders, the Junior Lenders, in their capacity as Unitholders, and the General Partners shall support and vote for such proposal; provided that the terms of the Prepackaged Plan are substantially as set forth in the draft Prepackaged Plan and Consent Solicitation Statement delivered to the Senior Lenders on or about July 17, 1996 and the Effective Date of the Prepackaged Plan has occurred.

          3. If Huntway converts, merges or reorganizes itself into corporate form, at the request of any Senior
Lender or Junior Lender, Huntway will, at its own expense, register the securities received by such Senior Lender or Junior Lender in connection with such conversion, merger or reorganization on terms and conditions reasonably satisfactory to such Senior Lender or Junior Lender. The parties, hereto hereby agree to negotiate in good faith on the terms of a registration rights agreement with respect to such securities, and enter into such agreement as soon as reasonably practicable after the date hereof.

          4.  From and after the date hereof to and
including the Termination Date (as defined below), if a Senior Lender or a Junior Lender seeks to transfer any limited partnership units, any New Securities (as defined in the General Restructuring Agreement dated as of June 22, 1993 among Huntway, the General Partners, the Junior Lenders, Sunbelt Refining Company, L.P. ("Sunbelt") and the Senior Lenders party thereto) or any interest therein to any third party, such Senior Lender or Junior Lender agrees as a condition precedent to any such transfer to require such third-party transferee to execute a written agreement, in form and substance reasonably satisfactory to the General Partners, the other Senior Lenders and the other Junior Lenders, pursuant to which such transferee agrees to be bound by the terms of this letter agreement.

          5. Each Senior Lender and Junior Lender hereby agrees that it will not issue any reports on Form 1099-C to Huntway, its partners and affiliates (including the General Partners) or the Internal Revenue Service under Internal Revenue Code Section 6050P and the regulations thereunder with respect to the exchanges of debt securities for new debt securities and partnership units occurring pursuant to the Prepackaged Plan (the "Exchanges"); provided that (i) the terms of the Prepackaged Plan are substantially as set forth in the draft Prepackaged Plan and Consent Solicitation Statement delivered to the Senior Lenders on or about July 17, 1996, (ii) the Effective Date of the Prepackaged Plan occurs before January 1, 1997, (iii) neither T.D.8654 nor Notice 94-73 is modified or superseded in a way that would require the Senior Lenders or Junior Lenders to file reports on Form 1099-C notwithstanding the consummation of the Prepackaged Plan before January 1, 1997 and (iv) no other event occurs that reasonably gives such Senior Lender or Junior Lender grounds to believe that failure to issue a report on Form 1099-C with respect to the Exchanges could potentially subject such Senior Lender or Junior Lender to penalties. If any event described in the proviso to the immediately preceding sentence occurs, the Senior Lenders, the Junior Lenders, Huntway and the General Partners will consult with each other in a good faith attempt to agree on the appropriate disclosure to be included in any report to be filed on Form 1099-C. Nothing contained in this letter agreement shall preclude the Senior Lenders and Junior Lenders from reporting the Exchanges on Form 1099-A pursuant to Internal Revenue Code Section 6050J and the regulations thereunder. The Senior Lenders, the Junior Lenders, Huntway and the General Partners will consult with each other in a good faith attempt to agree on the appropriate disclosure to be included in any report to be filed on Form 1099-A (or any similar information report to be filed by the Senior Lenders or Junior Lenders).

          6.  Huntway shall give notice to the Senior Lenders
(i) if the Internal Revenue Service commences any audit of the taxable year that includes the Exchanges or (ii) if the Internal Revenue Service asserts any proposed adjustments related to the Exchanges for any taxable year during which Huntway is treated as a partnership for federal income tax purposes to the extent that such adjustments are inconsistent with Article 20 of the Limited Partnership Agreement.

          7. This letter agreement sets forth the entire understanding of the parties with respect to the subject matter contained in this letter agreement and supersedes any and all prior contemporaneous agreements, understandings and arrangements relating to the subject matter hereof. The agreements of the parties contained herein shall survive the execution and delivery of this agreement, the confirmation of the Prepackaged Plan, the approval of any disclosure and/or solicitation materials related thereto and the consummation of all of the transactions contemplated by the Prepackaged Plan.

          8. This letter agreement may be executed in one or more counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same instrument. Transmission by telecopier of an executed counterpart of this agreement shall be deemed to constitute due and sufficient delivery of such counterpart. The parties hereby agree to deliver to each other an original of such counterpart promptly after delivery of the facsimile.

          9. This letter agreement may not be amended, waived or modified except by a writing executed by all of the parties hereto. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successor, assigns, and permitted transferees.

          10. Except with respect to the terms and agreements set forth in paragraphs 3, 5 and 6 above, this letter agreement shall terminate (the "Termination Date") on the earliest to occur of the following: the date that (a) the parties hereto execute a written agreement terminating this agreement, (b) Huntway is treated as a corporation for federal income tax purposes, (c) Huntway converts, merges or reorganizes itself into corporate form,
(d) any Senior Lender terminates its obligations under that certain Amended and Restated Agreement of Understanding dated as of July 15, 1996 by and among the parties hereto and Sunbelt pursuant to paragraph 5 thereof, or (e) that is 180 days after the Effective Date. The terms and agreements set forth in paragraph 3, 5 and 6 shall survive any termination of this agreement.

          Finally, by executing this letter agreement, you represent that (i) you have the authority to execute this agreement on behalf of your respective organization, and (ii) your respective organization agrees to and is authorized to be bound by the terms of this letter agreement.

                              HUNTWAY MANAGING PARTNER, L.P.


                              By: /s/ Warren J. Nelson
                                  Warren J. Nelson
                              Its: Executive Vice President and
                                   Chief Financial Officer


                              HUNTWAY HOLDINGS, L.P.


                              By: /s/ Warren J. Nelson
                                  Warren J. Nelson
                              Its: Executive Vice President and
                                   Chief Financial Officer

Agreed to and Accepted:


BANKERS TRUST COMPANY         OPPENHEIMER & CO., INC., on behalf
                              of itself and as agent for certain
                              affiliated entities

                              By:  Contrarian Capital Advisors, LLC,
                                   as duly authorized Agent

By: /s/ Carl O. Roark         By: /s/ Janice M. Stanton
    Carl O. Roark                 Janice M. Stanton
Its: Managing Director        Its: Partner


MASSACHUSETTS MUTUAL LIFE     FIRST CHICAGO EQUITY
INSURANCE COMPANY             CORPORATION


By: /s/ Michael L. Klofas      By: /s/ Marie N. Bugger
    Michael L. Klofas              Marie N. Bugger
Its: Managing Director         Its: Senior Vice President



MELLON BANK, N.A., solely     MADISON DEARBORN PARTNERS, III
in its capacity as Trustee
for FIRST PLAZA GROUP TRUST,
(as directed by Contrarian
Capitol Advisors, L.L.C.),
and not in its individual
capacity


By: /s/ William R. Nee        By: /s/ Samuel M. Mencoff
    William R. Nee                Samuel M. Mencoff
Its: Associate Counsel        Its: General Partner

                            EXHIBIT 4



                  REGISTRATION RIGHTS AGREEMENT




                  Dated as of December 12, 1996

                          by and among

                     HUNTWAY PARTNERS, L.P.

                               and

                     BANKERS TRUST COMPANY,
          MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY,
   MELLON BANK, N.A., as trustee for First Plaza Group Trust,
          OPPENHEIMER & COMPANY, INC., for itself and
                as agent for certain affiliates,
                       LINDNER GROWTH FUND

                               AND

              FIRST CHICAGO EQUITY CORPORATION and
                 MADISON DEARBORN PARTNERS, III

                        TABLE OF CONTENTS
                                                            Pages


1.   CERTAIN DEFINITIONS . . . . . . . . . . . . . . . . . . .  1

2.   REQUIRED REGISTRATION . . . . . . . . . . . . . . . . . .  4

3.   DEMAND REGISTRATION . . . . . . . . . . . . . . . . . . .  4
     (a)  Right to Demand Registration . . . . . . . . . . . .  4
     (b)  Conditions of Participation. . . . . . . . . . . . .  5
     (c)  Company's Rights of Postponement . . . . . . . . . .  6

4.   "PIGGYBACK" REGISTRATION. . . . . . . . . . . . . . . . .  6
     (a)  Right to Request Piggyback Registration. . . . . . .  7
     (b)  Piggyback Notice . . . . . . . . . . . . . . . . . .  7
     (c)  Agreement to Sell on Same Basis. . . . . . . . . . .  7
     (d)  Priority . . . . . . . . . . . . . . . . . . . . . .  7
     (e)  Right of Company to Withdraw . . . . . . . . . . . .  7

5.   SHELF REGISTRATION. . . . . . . . . . . . . . . . . . . .  8
     (a)  Initial Shelf Registration . . . . . . . . . . . . .  8
     (b)  Subsequent Shelf Registrations . . . . . . . . . . .  8
     (c)  Supplements and Amendments . . . . . . . . . . . . .  9
     (d)  Information Regarding
          Sales. . . . . . . . . . . . . . . . . . . . . . . .  9

6.   HOLD-BACK AGREEMENTS. . . . . . . . . . . . . . . . . . .  9
     (a)  Restrictions on Public Sale by the Company . . . . .  9
     (b)  Restrictions on Public Sale by Holders of
          Restricted Securities. . . . . . . . . . . . . . . .  9

7.   REGISTRATION PROCEDURES . . . . . . . . . . . . . . . . . 10
     (a)  Filing of Registration Statement . . . . . . . . . . 10
     (b)  Filing of Amendments, etc. . . . . . . . . . . . . . 10
     (c)  Required Notices . . . . . . . . . . . . . . . . . . 10
     (d)  Prevention of Orders and Correction of Disclosure. . 11
     (e)  Incorporation of Information; Required Filings . . . 11
     (f)  Delivery of Copy of Registration Statement . . . . . 12
     (g)  Delivery of Copies of Prospectus . . . . . . . . . . 12
     (h)  Blue Sky Laws. . . . . . . . . . . . . . . . . . . . 12
     (i)  Certificates . . . . . . . . . . . . . . . . . . . . 12
     (j)  Other Registrations or Approvals . . . . . . . . . . 12
     (k)  Supplements and Amendments . . . . . . . . . . . . . 13
     (l)  Listing on Exchanges . . . . . . . . . . . . . . . . 13
     (m)  Underwritten Offerings . . . . . . . . . . . . . . . 13
     (n)  Inspection . . . . . . . . . . . . . . . . . . . . . 14
     (o)  Earnings Statements. . . . . . . . . . . . . . . . . 14
     (p)  Cooperation. . . . . . . . . . . . . . . . . . . . . 14
     (q)  Other. . . . . . . . . . . . . . . . . . . . . . . . 15

8.   REGISTRATION EXPENSES . . . . . . . . . . . . . . . . . . 15

9.   INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . 16
     (a)  Indemnification by the Company . . . . . . . . . . . 16
     (b)  Indemnification by Holder of Registrable
          Securities . . . . . . . . . . . . . . . . . . . . . 16
     (c)  Conduct of Indemnification Proceedings . . . . . . . 17
     (d)  Contribution . . . . . . . . . . . . . . . . . . . . 18
     (e)  Limit on Contribution. . . . . . . . . . . . . . . . 18
     (f)  Remedies Cumulative. . . . . . . . . . . . . . . . . 19
     (g)  Underwriting Agreement Controls. . . . . . . . . . . 19

10.  SELECTION OF UNDERWRITERS . . . . . . . . . . . . . . . . 19
     (a)  Selection by Majority Holders. . . . . . . . . . . . 19
     (b)  Selection by the Company . . . . . . . . . . . . . . 19
     (c)  Agreement to Comply. . . . . . . . . . . . . . . . . 19

11.  INCORPORATION, MERGER, ETC. . . . . . . . . . . . . . . . 20

12.  OTHER REGISTRATION RIGHTS.. . . . . . . . . . . . . . . . 20

13.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . 20
     (a)  Damages. . . . . . . . . . . . . . . . . . . . . . . 20
     (b)  Specific Performance . . . . . . . . . . . . . . . . 20
     (c)  No Inconsistent Agreements . . . . . . . . . . . . . 21
     (d)  Amendments and Waivers . . . . . . . . . . . . . . . 21
     (e)  Notices. . . . . . . . . . . . . . . . . . . . . . . 21
     (f)  Interpretation . . . . . . . . . . . . . . . . . . . 21
     (g)  Counterparts . . . . . . . . . . . . . . . . . . . . 22
     (h)  Entire Agreement; No Third Party Beneficiaries . . . 22
     (i)  Governing Law. . . . . . . . . . . . . . . . . . . . 22
     (j)  Severability . . . . . . . . . . . . . . . . . . . . 22
     (k)  Assignment . . . . . . . . . . . . . . . . . . . . . 22
     (l)  Attorneys' Fees. . . . . . . . . . . . . . . . . . . 22
     (m)  Securities Held by the Company or Its Affiliates . . 22
     (n)  Use of Terms . . . . . . . . . . . . . . . . . . . . 23

                  REGISTRATION RIGHTS AGREEMENT


          This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is dated as of December 12, 1996 and is entered into by and among HUNTWAY PARTNERS, L.P., a Delaware limited partnership (the "Company"), BANKERS TRUST COMPANY ("Bankers"), MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, MELLON BANK, N.A., as trustee for First Plaza Group Trust, OPPENHEIMER & COMPANY, INC., for itself and as agent for certain affiliates, LINDNER GROWTH FUND, FIRST CHICAGO EQUITY CORPORATION, and MADISON DEARBORN PARTNERS, III (individually, a "Holder" and collectively, the "Holders").


                            RECITALS

          This Agreement is entered into pursuant to the Prepackaged Plan of the Company in order to provide, among other things, for the agreement by the Company to register in accordance with the requirements of the Securities Act (a) the resale of the Common Units issued to the Holders in connection with the Prepackaged Plan and the Unitholders Agreement and (b) the resale of any Other Securities that are issued to the Holders in exchange for or in respect of the Common Units in connection with the conversion of the Company to corporate form or otherwise.


                            AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto mutually agree as follows:

1.   CERTAIN DEFINITIONS.

          As used in this Agreement, the following terms will have the following meanings:

          "AGREEMENT" means this Registration Rights Agreement as it may be amended, supplemented or otherwise modified from time to time.

          "COMMON UNITS" means the common units representing limited partnership interests in the Company as defined in the Partnership Agreement, including the 25,342,654 common units representing limited partnership interests in the Company that will be issued on the Plan Effective Date.

          "COMPANY" is defined in the introductory paragraph hereof.

          "DEMAND NOTICE" is defined in Section 3(a).

          "DEMAND REGISTRATION STATEMENT" is defined in Section
3(a).

          "EFFECTIVENESS PERIOD" is defined in Section 5(a).

          "EQUIVALENT UNITS" means Common Units and units of any new class ("NEW CLASS") of the Company's securities without fixed maximum distributions or which share with the Common Units in the residual value of the Company on liquidation or which are convertible into or exchangeable for such securities. Units of any New Class shall be deemed to be a number of Common Units which (a) would have the same share of non-fixed distributions or liquidation value, whichever is higher, as a unit of New Class or (b) would be exchangeable for such units or into which such units would convert.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "HOLDER" or "HOLDERS" is defined in the introductory paragraph hereof.

          "INDEMNIFIED PERSON" is defined in Section 9(a).

          "INITIAL SHELF REGISTRATION" is defined in Section 5(a).

          "INSPECTORS" is defined in Section 7(n).

          "LOSSES" is defined in Section 9(a).

          "MAJORITY HOLDERS" means, at any time, the Holders of at least 662/3% of the total number of Registrable Securities held by all the Holders that were received pursuant to the Prepackaged
Plan.

          "NOTEHOLDERS" means Massachusetts Mutual Life Insurance Company, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Company, Inc. for itself and as agent for certain affiliates, Lindner Growth Fund, First Chicago Equity Corporation, Madison Dearborn Partners, III, and their respective assigns permitted hereunder.

          "NOTEHOLDERS GROUP" means Noteholders holding in excess of 662/3% of the total number of Registrable Securities held by all Holders that were received pursuant to the Prepackaged Plan.

          "NASD" is defined in Section 7(p).

          "NASDAQ" is defined in Section 7(l).

          "OFFERING" with respect to any of the Company's securities means the registration of such securities, whether underwritten or not, for sale to the public.

          "OTHER SECURITIES" is defined in the definition of Registrable Securities.

          "PARTICIPATING HOLDER" is defined in Section 3(c).

          "PARTNERSHIP AGREEMENT" means the Amended and Restated Agreement of Limited Partnership of Huntway Partners, L.P., dated as of November 9, 1988, among Huntway Managing Partner, L.P., a Delaware limited partnership, and the other partners named therein, as amended or modified to the date hereof.

          "PERSON" means an individual, trustee, corporation, partnership, limited liability company, joint stock company, trust, unincorporated association, union, business association, firm or other entity.

          "PIGGYBACK NOTICE" is defined in Section 4(a).

          "PIGGYBACK REGISTRATION STATEMENT" is defined in introductory paragraph of Section 4.

          "PLAN EFFECTIVE DATE" means the Effective Date (as such term is defined in the Prepackaged Plan).

          "PRELIMINARY PROSPECTUS" means any preliminary prospectus that may be included in any Registration Statement.

          "PREPACKAGED PLAN" means the Prepackaged Plan of
Reorganization of Huntway Partners, L.P., under Chapter 11 of the
United States Bankruptcy Code.

          "PROCEEDING" or "PROCEEDINGS" is defined in Section 9(c).

          "PROSPECTUS" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

          "RECORDS" is defined in Section 7(n).

          "REGISTRABLE SECURITIES" means the Common Units issued to any of the Holders pursuant to the terms of the Prepackaged Plan, including, without limitation, any Common Units issued to any of the Holders from time to time pursuant to the Unitholders Agreement, until (x) a Registration Statement covering such Common Units has been declared effective by the SEC and such Common Units have been disposed of by each Holder in accordance with such effective Registration Statement, (y) such Common Units are sold in compliance with Rule 144, or (z) all such Common Units cease to be issued or outstanding. If, as a result of any incorporation of the Company or other change of business entity, reclassification, split of equity securities of the Company, distribution, business combination, exchange offer or any other similar transaction or event, any capital stock, evidences of indebtedness, warrants, options, rights or other securities (collectively "OTHER SECURITIES") are issued or transferred to any Holder of Registrable Securities in respect of Registrable Securities held by such Holder, references in the preceding sentence to Common Units shall be deemed to include appropriate references to such Other Securities.

          "REGISTRATION STATEMENT" means any registration statement of the Company prepared in accordance with the requirements of the Securities Act and the Regulations that covers any of the Registrable Securities, including the Prospectus, amendments and supplements to such registration statement, post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement at the time such registration statement became effective.

          "REGULATIONS" means the General Rules and Regulations of the SEC under the Securities Act.

          "RULE 144" means Rule 144 of the Regulations, as such Rule may be amended from time to time, or any similar rule (other than Rule 144A) or regulation hereafter adopted by the SEC providing for offers and sales of securities made in compliance therewith resulting in offers and sales by subsequent holders of such securities being free of the registration and prospectus delivery requirements of the Securities Act.

          "SEC" means the Securities and Exchange Commission or any other similar or successor agency of the United States government administering the Securities Act.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SUBSEQUENT SHELF REGISTRATION" is defined in Section
5(b).

          "UNITHOLDERS AGREEMENT" means the Unitholders Agreement by and among the Company, and the Holders, dated as of December 12, 1996, executed and delivered pursuant to the Prepackaged Plan, as such agreement may be amended, supplemented or otherwise modified from time to time.

2.   REQUIRED REGISTRATION.

          The Company will register the Registrable Securities upon the terms, and subject to the limitations, hereinafter set forth.

3.   DEMAND REGISTRATION.

          (a)  Right to Demand Registration.  Each
of Bankers, the Noteholders Group and Majority Holders shall have the right, exercisable at any time by written notice (the "DEMAND NOTICE") to the Company and any Holders who did not send the Demand Notice, to demand that the Company file, and the Company shall (subject to Section 3(c)) file, a Registration Statement, as soon as reasonably practicable but in no event later than 60 days after such Demand Notice (but not earlier than 180 days after the Plan Effective Date), on such form as shall be appropriate under the Securities Act covering the resale of Registrable Securities by such Holders (a "DEMAND REGISTRATION STATEMENT"); provided, however, that the Holders' rights to require the Company to file a Demand Registration Statement shall be suspended during such period or periods that an Initial Shelf Registration or a Subsequent Shelf Registration covering all of the Registrable Securities and otherwise complying with Section 5 hereof shall be effective. The Demand Registration Statement shall cover Registrable Securities as provided herein. The Company shall use its reasonable best efforts to cause such Demand Registration Statement to be declared effective on the date requested by the managing underwriter for the Offering, or, if such Offering is not underwritten, as soon as practicable after the filing thereof with the SEC, and shall keep such Demand Registration Statement effective for so long as the Offering has not been completed (but in no event longer than 180 days from the effective date of such Demand Registration Statement).

          Except as provided in the immediately following sentence, only Bankers shall have the right to participate in a Demand Registration Statement demanded by Bankers; only Noteholders shall have the right to participate in a Demand Registration Statement demanded by the Noteholders Group; and all Holders shall have the right to participate pro rata in a Demand Registration Statement demanded by Majority Holders. The Holders not entitled to participate in any Demand Registration Statement shall have "piggyback rights" under Section 4 and other persons may have Registration Rights as contemplated by Section 12.

          (b) Conditions of Participation. Any Holder that elects to participate in the Demand Registration
Statement (a "PARTICIPATING HOLDER") shall be permitted to register securities of the Company in such Demand Registration Statement on the following terms and conditions:

               (i)  Each Participating Holder who did
     not join in the Demand Notice must give written notice of such election to the Participating Holders who did join in the Demand Notice and to the Company within 15 days of the date the Demand Notice was given, such notice to specify the number of securities proposed to be sold by each such Holder in the Offering;

               (ii)  Each Participating Holder must
     agree to sell securities on the same basis provided in the underwriting arrangements approved by the Participating Holders who did join in the Demand Notice and to timely complete and execute all questionnaires, powers of attorney, indemnities, hold-back agreements, underwriting agreements and other documents required under the terms of such underwriting arrangements or by the SEC or by any state securities regulatory body and must promptly notify the Company of all sales made pursuant to the Demand Registration Statement and the number of unsold Registrable Securities, if any, covered thereby 180 days after the effective date thereof;

               (iii)  If the managing underwriter of
     the Offering determines that inclusion of all of the Registrable Securities and other securities in the Offering requested to be included by the Participating Holders would adversely affect the marketability of the securities to be sold in the Offering, the number of Registrable Securities that may be sold by Participating Holders shall be allocated pro rata among them based upon the respective number of Registrable Securities sought by each to be included in the Offering; and

               (iv)  If any Participating Holding
     desires to withdraw from the Demand Registration Statement, they may do so only during the time period and on the terms to be determined by the other Participating Holders who wish to continue to register their Registrable Securities on such Demand Registration Statement.

          (c)  Company's Rights of Postponement.
The Company may delay the registration of the Registrable Securities to which a Demand Notice relates if upon receipt of such Demand Notice (i) the Company notifies the Participating Holders that it is contemplating filing a Registration Statement within 90 days of the date of such Demand Notice (which shall not affect the Holders' other rights hereunder, including, without limitation, the Holders' rights under Section 4 below) or (ii) the Company notifies the Participating Holders that a material event has occurred that has not been publicly disclosed and disclosure at such time would not be in the Company's interest. In the case of clause (i) of this Section 3(c), the Company shall use its reasonable best efforts, as soon as practicable, upon the first to occur of the abandonment of such contemplated Registration Statement or the completion of the offering made pursuant to such Registration Statement, to register the Registrable Securities to which such Demand Notice relates, unless such Demand Notice is withdrawn or such Registrable Securities are included in a Piggyback Registration Statement under Section 4 below. In the case of clause (ii) of this Section 3(c), the Company may not delay the filing of the Demand Registration Statement for more than 60 days from the date of such Demand Notice unless such Demand Notice is withdrawn. The Company cannot exercise the rights of postponement set forth above more than once in any 12- month period. If there is a postponement under either clause (i) or (ii) above, the Demand Notice shall be deemed to have been withdrawn. In such case, no demand shall have been made for the purposes of this Section 3.

4.   "PIGGYBACK" REGISTRATION.

          If at any time, or from time to time, the Company shall determine or be required pursuant to Section 3 or otherwise to file a Registration Statement with regard to Common Units or other equity securities of the Company for its own account or for the account of any partner of the Company or other holder of registration rights with respect to the Company's securities (other than a Registration Statement on (a) Form S-8, (b) Form S-4 covering solely securities issued in connection with a business combination or other transaction specified in Rule 145(a) under the Securities Act, or (c) Form S-3 covering solely securities issued under a dividend reinvestment program), the Holders of Registrable Securities shall be entitled to include Registrable Securities in such Registration Statement (a "PIGGYBACK REGISTRATION STATEMENT") and related Offering, if any, on the following terms and conditions:

          (a)  Right to Request Piggyback Registration.
The Company shall promptly give written notice (a "PIGGYBACK NOTICE") of such determination to the Holders other than Holders who are Participating Holders in connection with a Demand Registration Statement under Section 3. Each Holder shall have the right to request, by written notice given to the Company within 15 days of the date the Piggyback Notice was received by such Holder, that a specific number of Registrable Securities held by such Holder be included in the Piggyback Registration Statement and related Offering, if any;

          (b) Piggyback Notice. If the Piggyback Registration Statement relates to an underwritten Offering, the Piggyback Notice shall specify the name of the managing underwriter for such Offering. The Piggyback Notice shall also specify the number of securities to be registered for the account of the Company, for the account of Participating Holders under Section 3 and for the account of any other partner of the Company or other holder of registration rights;

          (c)  Agreement to Sell on Same Basis.  If the
Piggyback Registration Statement relates to an underwritten Offering, each Holder who has given notice to the Company under
Section 4(a) must agree to sell such Holder's Registrable Securities on the same basis provided in the underwriting arrangements approved by the Company and to timely complete and execute all questionnaires, powers of attorney, indemnities, hold-back agreements, underwriting agreements and other documents required under the terms of such underwriting arrangements or by the SEC;

          (d) Priority. If the managing underwriter for any underwritten Offering under the Piggyback Registration Statement determines that inclusion of all or any portion of the Registrable Securities in such Offering would adversely affect the ability of the underwriter for such Offering to sell all of the securities requested to be included for sale in such Offering, the number of securities that may be sold in such Offering shall be allocated first to the Company (or, if the Offering is being made pursuant to a Demand Registration Statement under Section 3, to the Participating Holders as provided therein) and thereafter pro rata among the Holders who have given notice to the Company under Section 4(a); provided, however, that if the Piggyback Registration Statement results from the Company's exercise of its rights pursuant to clause (i) of Section 3(c), the number of securities that may be sold in such Offering shall be allocated first pro rata to the Company and the Holders who have given notice under Section 4(a) based upon the respective number of securities sought by each to be included in the Offering; and

          (e) Right of Company to Withdraw. Notwithstanding the foregoing, the Company shall, on five Business Days notice to the Holders who have given notice under Section 4(a), have the right to withdraw any Piggyback Registration Statement filed pursuant to this Section 4 at any time prior to the effective date thereof.

5.   SHELF REGISTRATION.

          (a) Initial Shelf Registration. Upon request by either Bankers, the Noteholders Group or Majority Holders, the Company shall promptly prepare and file with the SEC a Registration Statement for an Offering to be made by the Holders on a continuous basis under the Regulations covering all of the Registrable Securities (the "INITIAL SHELF REGISTRATION"). The Initial Shelf Registration shall be on Form S-3 or another appropriate form permitting registration of such Registrable Securities for resale by the Holders in the manner or manners designated in writing to the Company by them (including, without limitation, one or more underwritten Offerings). The Company shall use its reasonable best efforts to (i) cause the Initial Shelf Registration to be declared effective under the Securities Act on or prior to a date not more than 60 days after the date on which the Majority Holders initially requested the filing of such Initial Shelf Registration (but not earlier than 180 days after the Plan Effective Date) and (ii) keep the Initial Shelf Registration continuously effective under the Securities Act during the period (the "EFFECTIVENESS PERIOD") beginning on the date the Initial Shelf Registration is declared effective and ending on the earliest to occur of (A) the date when all Registrable Securities have been sold by the Holders (and the Holders have no reasonable expectation of receiving any additional Registrable Securities) in the manner set forth and as contemplated in the Initial Shelf Registration, any Demand Registration Statement or any Piggyback Registration Statement, or (B) the date when counsel to the Company shall render an opinion addressed to the Holders, which opinion shall be satisfactory in form, scope and substance to each Holder affected thereby, to the effect that all remaining Registrable Securities are freely transferable in the open market without limitations as to volume and without being required to file any forms or reports with the SEC under the Securities Act or the Regulations.

          (b) Subsequent Shelf Registrations. If the Initial Shelf Registration or any Subsequent Shelf Registration ceases to be effective for any reason at any time during the Effectiveness Period, the Company shall use reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within 45 days of such cessation of effectiveness amend such Initial Shelf Registration or any Subsequent Shelf Registration in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Registration Statement covering all of the Registrable Securities (a "SUBSEQUENT SHELF REGISTRATION") for an Offering to be made by the Holders on a delayed or continuous basis under the Regulations. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration to be declared effective as soon as practicable after such filing and to keep such Subsequent Shelf Registration Statement continuously effective for the remainder of the Effectiveness Period.

          (c) Supplements and Amendments. The Company shall supplement and amend the Initial Shelf Registration or any Subsequent Shelf Registration if required by the Securities
Act or Regulations applicable to the registration form used for such Initial Shelf Registration or Subsequent Shelf Registration, or if reasonably requested by the Majority Holders of the Registrable Securities covered by such Registration Statement or by any underwriter of such Registrable Securities.

          (d) Information Regarding Sales. Each Holder must promptly notify the Company of all sales made pursuant to the Initial Shelf Registration or any Subsequent Shelf
Registration.

6.   HOLD-BACK AGREEMENTS.

          (a)  Restrictions on Public Sale by the Company.
The Company agrees not to effect any public or private sale or distribution of securities of the same class as the Registrable Securities, or convertible into or exchangeable or exercisable for securities of the same class as the Registrable Securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during the 180-day period following the commencement of any offering made pursuant to Section 3 hereof; provided, however, that the Company may issue securities pursuant to a Registration Statement on Form S-8 or pursuant to a dividend reinvestment plan registered on Form S-3 if such registration statements have become effective not less than 30 days before the commencement of the offering made pursuant to Section 3.

          (b)  Restrictions on Public Sale by Holders of
Restricted Securities.

          (i) Each Holder of Registrable Securities, whose Registrable Securities are covered by a Registration
     Statement filed pursuant to this Agreement for sale in an underwritten Offering, agrees, if requested by the managing underwriter of such Offering, not to effect any public sale or distribution of securities of the same class (or securities exchangeable or exercisable for or convertible into securities of the same class) as the Registrable Securities included in such Registration Statement, including a sale pursuant to Rule 144 or Rule 144A of the Securities Act (except as part of such underwritten Offering), during the 10-day period prior to, and during the 180-day period (or shorter period requested by the underwriter) following the commencement of, such Offering, to the extent timely notified in writing by the Company or the managing underwriter.

          (ii) In the event that (x) the Company files a registration statement prepared in accordance with the requirements of the Securities Act and the Regulations for an underwritten Offering of Common Units or other equity securities of the Company, (y) each Holder of Registrable Securities is able to include all of such Holder's Registrable Securities in such registration statement and such Offering pursuant to Section 4 hereof and (z) any Holder elects to include none of such Holder's Registrable Securities in such registration statement and such Offering pursuant to Section
     4 hereof (a "NONPARTICIPATING HOLDER"), then if requested by the managing underwriter of such Offering, each Nonparticipating Holding shall agree not to effect any public sale or distribution of Registrable Securities of the same class (or Registrable Securities exchangeable or exercisable for or convertible into securities of the same class) as the securities included in such registration statement, including a sale pursuant to Rule 144 or Rule 144A of the Securities Act, during the 10-day period prior to, and during the 180-day period (or shorter period requested by the underwriter) following the commencement of, such Offering, to the extent timely notified in writing by the Company or the managing underwriter.

7.   REGISTRATION PROCEDURES.

          In connection with the registration of any Registrable Securities and any Registration Statement prepared pursuant to the provisions of this Agreement, the Company shall effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition by the Holders thereof, and pursuant thereto the Company shall:

          (a) Filing of Registration Statement. Prepare and file with the SEC all such Registration Statements and use its best efforts to cause such Registration Statements to become effective and remain effective as provided herein; provided, that before filing any Registration Statement or Prospectus or any amendments or supplements thereto, the Company shall furnish to and afford the Holders of the Registrable Securities covered by such Registration Statement, and the managing underwriters, if any, a reasonable opportunity to review and comment on copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed.

          (b) Filing of Amendments, etc. Subject to Section 7(a) hereof, prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for any applicable time period required herein; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) of the Regulations; and comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to it with respect to the disposition of all securities covered by such Registration Statement as so amended or by such Prospectus as so supplemented.

          (c) Required Notices. Notify the selling Holders of Registrable Securities, and the managing underwriters, if any, promptly, and confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective (including in such notice a written statement that any Holder may, upon request, obtain, without charge, one conformed copy of such Registration Statement or post-effective amendment, including financial statements and schedules, documents incorporated or deemed to be incorporated by reference and exhibits), (ii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or the initiation of any proceedings for that purpose, (iii) if, at any time when a Prospectus is required by the Securities Act to be delivered in connection with sales of the Registrable Securities, the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by
Section 7(m) below cease to be true and correct, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Registrable Securities for offer or sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, (v) of the happening of any event or any information becoming known that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

          (d) Prevention of Orders and Correction of Disclosure. Use its best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable Securities for sales in any jurisdiction, and, if any such order is issued, to use its reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment. Upon the happening of any of the events contemplated by Section 7(c)(v) hereof, promptly prepare an amended or supplemented Prospectus, or file an appropriate document to be incorporated by reference in the Prospectus, which will correct such statement or omission.

          (e)  Incorporation of Information; Required Filings.
If the Registrable Securities are to be sold in an underwritten offering, (i) as soon as is reasonably practicable, incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as is required by the Securities Act, Regulation S-K of the Regulations and the rules, regulations and instructions applicable to the registration form used for such Registration Statement to be disclosed concerning, among other things, the terms of the underwritten offering, the underwriters and the plan of distribution, and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable.

          (f)  Delivery of Copy of Registration Statement.
Furnish to each selling Holder of Registrable Securities who so requests and each managing underwriter, if any, without charge, one conformed copy of the Registration Statement and each post-effective amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits.

          (g) Delivery of Copies of Prospectus. Deliver to each selling Holder of Registrable Securities, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Preliminary Prospectus) and each amendment or supplement thereto and any documents incorporated or deemed to be incorporated by reference therein as such Holder may reasonably request; and, subject to the last paragraph of this Section 7, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters or agents, if any, and dealers, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

          (h) Blue Sky Laws. Use its reasonable best efforts to register or qualify, and to cooperate with the selling
Holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any selling Holder, or the managing underwriters, if any, reasonably request in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process or the payment of taxes in any such jurisdiction where it is not then so subject.

          (i)  Certificates.  Cooperate with the selling
Holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with The Depository Trust Company; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters, if any, or holders may reasonably request.

          (j) Other Registrations or Approvals. Use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the selling Holders thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities, except as may be required solely as a consequence of the nature of such selling Holder's business, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals.

          (k) Supplements and Amendments. Upon the occurrence of any event contemplated by Sections 7(c)(v) or (c)(vi) above, as promptly as practicable prepare and (subject to Section 7(a) above) file with the SEC a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (l) Listing on Exchanges. Use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be (i) listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, or (ii) authorized to be quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or the NASDAQ National Market if similar securities of the Company are so authorized.

          (m) Underwritten Offerings. In connection with an underwritten offering of Registrable Securities, enter into an underwriting agreement as is customary in underwritten offerings made by selling security holders and take all such other actions as are reasonably requested by the managing underwriters in order to expedite or facilitate the registration or the disposition of such Registrable Securities, and in such connection, (i) make such representations and warranties to the underwriters with respect to the business of the Company and its subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, as are customarily made by issuers to underwriters in underwritten offerings made by selling security holders, and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions shall be reasonably satisfactory to the managing underwriters), addressed to the underwriters covering the matters customarily covered in opinions requested in underwritten offerings by selling security holders; (iii) obtain "cold comfort" letters and updates thereof (which letters and updates shall be reasonably satisfactory to the managing underwriters) from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters and the holders of Registrable Securities included in such underwritten offering (if such accountants are permitted under applicable law and accounting literature to so address "cold comfort" letters), such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings by selling security holders; and (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable than those set forth in
Section 9 hereof (or such other provisions and procedures acceptable to the Majority Holders of Registrable Securities covered by such Registration Statement and the managing underwriters or agents) with respect to all parties to be indemnified pursuant to Section 9. The above shall be done at each closing under each such underwriting agreement, or as and to the extent required thereunder.

          (n) Inspection. Make available for inspection by any selling Holder of such Registrable Securities being sold, any underwriter participating in any such disposition of Registrable Securities, if any, and any attorney, accountant or other agent retained by any such selling Holder or underwriter (collectively, the "INSPECTORS"), at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the "RECORDS") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such Inspectors in connection with such Registration Statement. Records which the Company determines, in good faith, to be confidential and any Records which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public. Each selling holder of such Registrable Securities agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company or its affiliates unless and until such is made generally available to the public. Each selling Holder of such Registrable Securities further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company at its expense to undertake appropriate action to prevent disclosure of the Records deemed confidential.

          (o) Earnings Statements. Comply with all applicable rules and regulations of the SEC and make generally available to security holders of the Company earnings statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 30 days after the end of any 12-month period (or 60 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten Offering and (ii) if not sold to underwriters in such an Offering, commencing on the first day of the first fiscal quarter of the Company after the effective date of a Registration Statement, which statements shall cover such 12-month periods.

          (p) Cooperation. Cooperate with each Holder selling Registrable Securities covered by any Registration Statement and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD").

          (q) Other. Use its reasonable best efforts to take all other steps reasonably necessary to effect the registration of the Registrable Securities covered by a Registration
Statement contemplated hereby.

          Each Holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (ii), (iv), (v), or (vi) of Section 7(c), such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 7(k), or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any amendments or supplements thereto.

8.   REGISTRATION EXPENSES.

          All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registration Statement is filed or becomes effective, including, without limitation, (a) all registration and filing fees, including, without limitation, (i) fees with respect to filings required to be made with the NASD in connection with an underwritten offering and (ii) fees and expenses of compliance with state securities or blue sky laws, including, without limitation, reasonable fees and disbursements of counsel for the Company or the underwriters, or both, in connection with blue sky qualifications of the Registrable Securities, (b) printing expenses, including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company, printing prospectuses, and printing or preparing any underwriting agreement, agreement among underwriters and related syndicate or selling group agreements, pricing agreements and blue sky memoranda, (c) fees and disbursements of counsel for the Company, (d) fees and disbursements of all independent certified public accountants for the Company, including, without limitation, the expenses of any "cold comfort" letters required by or incident to such performance,
(e) fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Rule 2720 of the Rules of the NASD if, and only if, such expense will be incurred because of the Company's selection of a managing underwriter, (f) the cost of Securities Act liability insurance, if the Company so desires such insurance, (g) internal expenses of the Company, including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties, (h) fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange, and (i) fees and expenses of any Person, including special experts, retained by the Company in its sole discretion.

9.   INDEMNIFICATION.

          (a) Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, and any underwriter participating in the distribution, each of their respective officers, directors and agents and employees, each Person who controls each such Holder or any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person (individually, an "INDEMNIFIED PERSON") from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of investigating, preparing to defend, defending and appearing as a third-party witness and attorneys' fees and disbursements) and expenses, including any amounts paid in respect of any settlements (collectively, "LOSSES"), joint or several, without duplication, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of prospectus, or in any amendment or supplements thereto or in any Preliminary Prospectus, or arising out of or based upon, in the case of the Registration Statement or any amendments thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of any Prospectus or form of prospectus, or in any amendments or supplements thereto, or in any preliminary prospectus, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading except, in either case, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission has been made therein in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use therein.

          (b) Indemnification by Holder of Registrable Securities. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder of Registrable Securities shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement or Prospectus, and shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, the Company, any underwriter participating in the distribution and their respective directors, officers, agents and employees, each Person who controls the Company or any such underwriter (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling person, from and against any and all Losses, joint or several, without duplication, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, or form of prospectus, or in any amendment or supplement thereto or in any Preliminary Prospectus, or arising out of or based upon, in the case of the Registration Statement or any amendments thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of the Prospectus or form of Prospectus, or in any amendments or supplements thereto, or in any Preliminary Prospectus, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in either case, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission has been made therein in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein.
In no event shall the liability of any selling Holder of Registrable Securities hereunder be, or be claimed by the Company to be, greater in amount than the dollar amount of the proceeds actually received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

          (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an
"indemnified party), such indemnified party shall give prompt notice to the party or parties from which such indemnity is sought (the "indemnifying parties") of the commencement of any action or proceeding (including any governmental investigation) (collectively, "PROCEEDINGS" and individually, a "PROCEEDING") with respect to which such indemnified party seeks indemnification or contribution pursuant hereto;
provided, that the failure to so notify the indemnifying parties shall not relieve the indemnifying parties from any obligation or liability except to the extent that an indemnifying party was not otherwise aware of such Proceeding and the indemnifying parties have been materially prejudiced by such failure. The indemnifying parties shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such Proceeding, to assume, at the indemnifying parties' expense, the defense of any such Proceeding, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such Proceeding; provided further, that an indemnified party or parties (if more than one such indemnified party is named in any Proceeding) shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless: (i) the indemnifying party or parties agree to pay such fees and expenses; or (ii) the indemnifying parties fail promptly to assume the defense of such Proceeding or fail to employ counsel reasonably satisfactory to such indemnified party or parties; or (iii) in the reasonable judgment of the indemnified party or parties, a conflict of interest may exist between the positions of the indemnifying party or an affiliate of the indemnifying party and such indemnified party or parties in conducting the defense of such action or proceeding or that there may be legal defenses available to such indemnified party or parties different from or in addition to those available to the indemnifying party or such affiliate, in which case, if such indemnified party or parties notifies the indemnifying parties in writing that it elects to employ separate counsel at the expense of the indemnifying parties, the indemnifying parties shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying parties, it being understood, however, that the indemnifying parties shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified party or parties. Whether or not such defense is assumed by the indemnifying parties, such indemnifying parties or indemnified party or parties will not be subject to any liability for any settlement made without its or their consent (but such consent will not be unreasonably withheld). No indemnifying party shall be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent each indemnifying party jointly and severally agrees, subject to the exception and limitations set forth above, to indemnify and hold harmless each indemnified party from and against any loss or liability by reason of such settlement.

          (d) Contribution. If the indemnification provided for in this Section 9 is unavailable to an indemnified party or is insufficient to hold such indemnified party harmless for any Losses in respect to which this Section 9 would otherwise apply by its terms, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall have an obligation to contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. Where the indemnified party is an underwriter participating in the distribution of Registrable Securities, however, each indemnifying party, and, in addition, if the indemnifying party is a Holder, the Company, shall have an obligation to contribute to the amount paid or payable by such indemnified party as the result of such Losses in such proportion as is appropriate to reflect not only (i) the relative fault of the Company, the Holders and the underwriters in connection with the actions, statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations, but also (ii) the relative benefits received by the Holders on the one hand and the underwriters on the other hand from the distribution of the Registrable Securities. The relative benefits received by the Holders, on the one hand, and the underwriters, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from any such offering (before deducting expenses) received by the Holders bear to the total underwriting discounts or commissions received by the underwriters. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any Proceeding, to the extent such party would have been indemnified for such expenses if the indemnification provided for in Sections 9(a) or 9(b) were available to such party.

          (e) Limit on Contribution. The parties hereto agree that it would not be just and equitable if contribution pursuant to Section 9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of
Section 9(d), an indemnifying party that is a selling Holder of Registrable Securities shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such indemnifying party and distributed to the public were offered to the public (net of any underwriting discounts and commissions and expenses) exceeds the amount of any damages that such indemnifying party has otherwise been required to pay or has paid by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          (f) Remedies Cumulative. The indemnity, contribution and expense reimbursement obligations under this Section 9 shall be in addition to any liability each indemnifying person may otherwise have and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party.

          (g) Underwriting Agreement Controls. In the event of any conflict between the indemnification and contribution terms as herein set forth and as set forth in any underwriting agreement entered pursuant hereto, the underwriting agreement shall control.

10.  SELECTION OF UNDERWRITERS.

          (a) Selection by Majority Holders. If any of the Registrable Securities covered by any Registration Statement (other than a Piggyback Registration Statement) are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the Majority Holders.

          (b) Selection by the Company. If any of the Registrable Securities covered by a Piggyback Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the Company.

          (c) Agreement to Comply. No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (i) agrees to sell such Holder's Registrable Securities on the basis provided in any underwriting arrangements approved by the Majority Holders, and
(ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, custodial or escrow agreements and other documents required under the terms of such underwriting arrangements.

11.  INCORPORATION, MERGER, ETC.

          In the event that the Company (a) incorporates, becomes a limited liability company or otherwise changes its form of business entity, (b) consolidates with or merges with any other Person, (c) sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets (whether now owned or hereafter acquired) in a single transaction or series of transactions to any Person, the Company shall cause any such Person or other successor to the Company to agree in writing to be bound by all the provisions of this Agreement.

12.  OTHER REGISTRATION RIGHTS.

          The Company represents that it has not granted registration rights other than as set forth in this Agreement and covenants that it will not grant any other registration rights for so long as any Registrable Securities are outstanding, except that the Company may grant (a) "piggyback" registration rights that entitle the holder to include Common Units in an Offering only after all the Holders have included in such Offering all Registrable Securities they elect to include under Sections 3 and 4 hereof and (b) "demand" registration rights to Persons who hereinafter purchase Equivalent Units provided such rights may not be exercised if any Holder elects to exercise its rights under
Section 3 hereof (provided such election is made within 15 days after notice is given to all the Holders that another holder of "demand" registration rights desires to exercise them).

13.  MISCELLANEOUS.

          (a) Damages. Without limiting in any way any of the rights the Holders of the Restricted Securities may otherwise have at law or in equity, for damages or otherwise, the Company hereby agrees to indemnify and hold harmless each Holder of Restricted Securities from and against any loss or expense that may be incurred or suffered by such Holder which arises from any of the following: (i) any Demand Registration Statement that is not filed with the Commission on or before the time required in Section 3, or
(ii) the Company is not able for any reason within its control to cause the Demand Registration Statement to be declared effective by the SEC at the time reasonably requested by the underwriters in the Offering and to remain effective until completion of the Offering, or to cause the Registrable Securities to be qualified or registered for sale in all appropriate jurisdictions as provided in
Section 7(h) and to remain so qualified or registered thereafter during the applicable period under applicable law.

          (b) Specific Performance. In the event of a breach by the Company of any of its obligations under this Agreement, each Holder of Registrable Securities, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by the Company or such Holder, as the case may be, of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, the Company or such Holder, as the case may be, shall waive the defense that a remedy at law would be adequate. No failure or delay on the part of the Company or any Holder of Registrable Securities in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

          (c) No Inconsistent Agreements. The Company has not previously entered into, and will not on or after the date of this Agreement enter into, any agreement with respect to its Securities that is inconsistent with the terms of this Agreement, including any agreement which impairs or limits the registration rights granted to the Holders or which otherwise conflicts with the provisions hereof or would preclude the Company from discharging its obligations hereunder.

          (d)  Amendments and Waivers.  The provisions of
Section 6, Section 8, Section 9 hereof and this sentence may not be amended, modified or supplemented without the express written consent of each party hereto. The other provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of the Majority Holders of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by Holders pursuant to such Registration Statement; provided, that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

          (e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the addresses set forth below the name of each party hereto on the signature pages hereof (or at such other address for a party as shall be specified by like notice)

          (f) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." For purposes of this Agreement, "best efforts" shall mean the lawful efforts that a prudent business person desirous of achieving a result would use under similar circumstances to attempt to achieve such result as expeditiously as is reasonably practicable.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          (h) Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) except as contemplated by Section 9 hereof, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          (i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to principles of conflicts of law.

          (j) Severability. Wherever possible, each provision hereof shall be interpreted in such a manner as to be valid, legal and enforceable under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remainder of this Agreement, unless such a construction would be unreasonable or materially impair the rights of any party hereto.

          (k) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Company (whether by operation of law or otherwise) except in accordance with Section 11 hereof or with the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

          (l) Attorneys' Fees. As between the parties to this Agreement, in any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

          (m) Securities Held by the Company or Its Affiliates. Whenever the percentage of Registrable Securities held by Holders is required to be determined hereunder for purposes of determining the authority of such Holders to take actions hereunder, Registrable Securities held by the Company or its affiliates (as such term is defined in Rule 405 under the Regulations) (other than the Holders of Registrable Securities if such Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in determining the percentage of Registrable Securities held by such Holders.

          (n) Use of Terms. This Agreement contemplates the filing of registration statements under the Securities Act on numerous occasions involving various offers of securities. In connection with such registration statements, there may be identified therein one or more underwriters through which securities are to be offered on behalf of the Company or one or more of the Holders, or both, pursuant to either a "firm-commitment" or "best-efforts" arrangement, and, in the case where there is more than one underwriter, one or more of the underwriters may be designated as the "manager" or "representative" or the "co-managers" or "representatives" of the several underwriters. Accordingly, all references herein to an "underwriter" or the "underwriters" are intended to refer to a "principal underwriter" (as defined in Rule 405 of the Regulations) and to provide for those transactions in which securities may be offered by or through one or more underwriters, and not to imply that any of the transactions contemplated hereby is conditioned in any manner whatsoever on the participation therein by one or more underwriters on behalf of any party. Nothing contained herein relating to the Company's obligation to enter into an underwriting agreement at any time or from time to time in the future shall impair, alter, restrict or otherwise affect in any manner whatsoever the duties of the Board of Directors of the managing general partner Company under applicable law in approving the form, terms and provisions thereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                              HUNTWAY PARTNERS, L.P.

                              By:  /s/ Warren J. Nelson
                              Name:  Warren J. Nelson
                              Title:  Executive Vice President and
                                      Chief Financial Officer

                              Notice Address:
                              Warren Nelson
                              Huntway Partners, L.P.
                              25129 The Old Road, Suite 322
                              Newhall, CA 91381


                              BANKERS TRUST COMPANY

                              By:  /s/ Carl O. Roark
                              Name:  Carl O. Roark
                              Title:  Managing Director

                              Notice Address:
                              Carl Roark
                              Bankers Trust Company

                              One Bankers Trust Plaza
                              Mail Stop 2283
                              130 Liberty Street, 28th Floor
                              New York, New York 10066

                              MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                              By:  /s/ Michael L. Klofas
                              Name:  Michael L. Klofas
                              Title:  Managing Director


                              Notice Address:
                              Mike Klofas
                              Mass Mutual Life Insurance Company
                              1295 State Street
                              Springfield, MA 01111


                              MELLON BANK, N.A., as trustee for
                              First Plaza Group Trust

                              By:  /s/ Laura A. Adams
                              Name:  Laura A. Adams
                              Title:  Trust Officer

                              Notice Address:
                              c/o John R. Bauer
                              Managing Partner
                              Contrarian Capital Management, L.L.C.
                              411 West Putnam, Suite 225
                              Greenwich, Connecticut 06830


                              OPPENHEIMER & COMPANY, INC., for
                              itself and as agent for certain
                              affiliates

                              By:  /s/ John Bauer
                              Name:  John Bauer
                              Title:  Managing Partner

                              Notice Address:
                              c/o John R. Bauer
                              Managing Partner
                              Contrarian Capital Management, L.L.C.
                              411 West Putnam, Suite 225
                              Greenwich, Connecticut 06830

                              LINDNER GROWTH FUND

                              By: RYBACK MANAGEMENT CORPORATION

                              By:  /s/ Larry Callahan
                              Name:  Larry Callahan
                              Title:  Vice President

                              Notice Address:
                              c/o Larry Callahan
                              Ryback Management Corporation
                              7711 Carondelet Avenue, Suite 700
                              St. Louis, Misouri 63105

                              FIRST CHICAGO EQUITY CORPORATION

                              By:  /s/ William J. Roberts
                              Name:  William J. Roberts
                              Title:  Vice President and Director

                              Notice Address:
                              Sam Mencoff
                              First Chicago Equity Corporation
                              Three First National Plaza,
                              suite 1300
                              Chicago, Illinois, 606021

                              MADISON DEARBORN PARTNERS III

                              By:  /s/ Justin S. Huscher
                              Name:  Justin S. Huscher
                              Title:  General Partner

                              Notice Address:
                              Sam Mencoff
                              Madison Dearborn Partners III
                              Three First National Plaza,
                              suite 1300
                              Chicago, Illinois, 606021